Filed Pursuant to Rule 424(b)(5)
Registration No. 333-281182

Prospectus Supplement

(To Prospectus dated August 1, 2024)

Aptiv PLC	Aptiv Global Financing Designated Activity Company

$550,000,000 4.650% Senior Notes due 2029

$550,000,000 5.150% Senior Notes due 2034

$550,000,000 5.750% Senior Notes due 2054

Aptiv PLC, a public limited company incorporated under the laws of Jersey (the “Issuer”), and Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited), incorporated in Ireland and an indirect subsidiary of Aptiv PLC (the “Co-Obligor” and, together with Aptiv PLC, the “Issuers”), are offering $550,000,000 of 4.650% Senior Notes due 2029 (the “2029 Notes”), $550,000,000 of 5.150% Senior Notes due 2034 (the “2034 Notes”) and $550,000,000 of 5.750% Senior Notes due 2054 (the “2054 Notes” and, together with the 2029 Notes and 2034 Notes, the “Notes”). The 2029 Notes will mature on September 13, 2029. The 2034 Notes will mature on September 13, 2034. The 2054 Notes will mature on September 13, 2054. The Issuers will pay interest on the 2029 Notes semi-annually in arrears on March 13 and September 13 of each year, beginning on March 13, 2025. The Issuers will pay interest on the 2034 Notes semi-annually in arrears on March 13 and September 13 of each year, beginning on March 13, 2025. The Issuers will pay interest on the 2054 Notes semi-annually in arrears on March 13 and September 13 of each year, beginning on March 13, 2025. Interest on the Notes will accrue from September 13, 2024.

The Issuers may, at their option, redeem all or part of the Notes of any series at any time at the redemption prices described herein. See “Description of Notes—Optional Redemption.” In addition, the Issuers may, at their option, redeem all, but not a part, of the Notes of any series at any time in the event of certain developments affecting taxation as described herein. See “Description of Notes—Tax Redemption.” If the Issuers experience a change of control triggering event (as described herein), the Issuers must offer to repurchase the Notes. See “Description of Notes—Change of Control Triggering Event.”

The obligations under the Notes will initially be fully and unconditionally guaranteed by Aptiv Corporation, a Delaware corporation and an indirect subsidiary of Aptiv PLC (the “Guarantor”). The Notes and the guarantees will be general unsecured obligations of the Issuers and the Guarantor, respectively, and will rank equally in right of payment with all of the Issuers’ and the Guarantor’s respective existing and future senior indebtedness, including all of Aptiv PLC’s outstanding notes, which are also issued or guaranteed by Aptiv Corporation and Aptiv Global Financing Designated Activity Company, and borrowings under Aptiv’s credit facilities. The Notes and the guarantees will be effectively subordinated to any of the Issuers’ and the Guarantor’s respective future secured debt to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all liabilities of the Issuers’ respective subsidiaries (other than the Guarantor).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement, as well as the risks set forth in our other filings with the Securities and Exchange Commission that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Issuers intend to apply to list the Notes of each series on the New York Stock Exchange (the “NYSE”). If such listings are obtained, the Issuers will have no obligation to maintain such listings, and the Issuers may delist the Notes of any series at any time. There is currently no established trading market for the Notes of any series.

	Price to Public (1)	Underwriting Discount	Proceeds to the Issuers, Before Expenses
Per 2029 Note	99.912%	0.600%	99.312%
Per 2034 Note	99.768%	0.650%	99.118%
Per 2054 Note	99.476%	0.875%	98.601%
Total	$1,645,358,000	$11,687,500	$1,633,670,500

(1)	Plus accrued interest from September 13, 2024, if settlement occurs after that date.

The Issuers expect that delivery of the Notes will be made to investors in book-entry form only through the facilities of The Depository Trust Company and its participants, including Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank SA/NV (“Euroclear”), on or about September 13, 2024.

Joint Book-Running Managers

J.P. Morgan	Goldman Sachs & Co. LLC

Senior Co-Managers

Barclays	BNP PARIBAS	BofA Securities

Citigroup	Deutsche Bank Securities

Co-Managers

SOCIETE GENERALE	SMBC Nikko	Standard Chartered Bank	TD Securities
Truist Securities	UniCredit Capital Markets	US Bancorp	Wells Fargo Securities

September 9, 2024

ABOUT THIS PROSPECTUS

This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the Notes offered hereby. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any Notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information in the documents we have listed under the heading “Where You Can Find More Information.”

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we or the underwriters have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

Notices Under Jersey Law

Our directors have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All of the directors accept responsibility accordingly.

The Jersey Financial Services Commission (the “Commission”) has given, and has not withdrawn, or will have given prior to the issue of the Notes and not withdrawn, its consent under Article 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Notes. The Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving this consent, the Commission takes no responsibility for the financial soundness of the Issuers or for the correctness of any statements made, or opinions expressed, with regard to it.

In this prospectus, unless otherwise indicated or the context otherwise requires, “Aptiv,” the “Company,” “we,” “us” and “our” refer to Aptiv PLC, a public limited company formed under the laws of Jersey on May 19, 2011. “Aptiv Global Financing Designated Activity Company” and “Co-Obligor” refers to Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited), an indirect subsidiary of Aptiv PLC. References to the “Issuers” refer to Aptiv PLC and Aptiv Global Financing Designated Activity Company, as the co-issuers of the Notes, and not to any of their respective subsidiaries. “Aptiv Corporation” and the “Guarantor” refers to Aptiv Corporation, an indirect subsidiary of Aptiv PLC, and not to any of its subsidiaries.

S-i

Prospectus

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and prior to the termination of this offering (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 6, 2024;

•

The portions of our Definitive Proxy Statement on Schedule 14A filed on March 11, 2024 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2023;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2023, filed on March 28, 2024;

•	Our Quarterly Reports on Form 10-Q for the three months ended March 31, 2024, filed on May 2, 2024, and June 30, 2024, filed on August 1, 2024; and

•	Our Current Reports on Form 8-K filed on April 26, 2024, June 11, 2024, August 2, 2024 and August 20, 2024.

You may request a free copy of these filings by writing to, or telephoning, us at the following address and phone number:

Aptiv PLC

5 Hanover Quay

Grand Canal Dock

Dublin 2, Ireland

353-1-259-7013

S-iii

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference in this prospectus supplement and accompanying prospectus, contains forward-looking statements that reflect, when made, our current views with respect to current events, certain investments and acquisitions and financial performance. Such forward-looking statements are subject to many risks, uncertainties and factors relating to our operations and business environment, which may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. All statements that address future operating, financial or business performance or our strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: global and regional economic conditions, including conditions affecting the credit market; global inflationary pressures; uncertainties created by the conflict between Ukraine and Russia, and its impacts to the European and global economies and our operations in each country; uncertainties created by the conflicts in the Middle East and their impacts on global economies; fluctuations in interest rates and foreign currency exchange rates; the cyclical nature of global automotive sales and production; the potential disruptions in the supply of and changes in the competitive environment for raw material and other components integral to our products, including the ongoing semiconductor supply shortage; our ability to maintain contracts that are critical to our operations; potential changes to beneficial free trade laws and regulations, such as the United States-Mexico-Canada Agreement; changes to tax laws; future significant public health crises; our ability to integrate and realize the expected benefits of recent transactions; our ability to attract, motivate and/or retain key executives; our ability to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of our unionized employees or those of our principal customers; and our ability to attract and retain customers. Additional factors are discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our filings with the Securities and Exchange Commission, including those set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and our Quarterly Reports on Form 10-Q for the three months ended March 31, 2024 and June 30, 2024. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except as may be required by law.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus supplement to conform our prior statements to actual results or revised expectations.

S-iv

SUMMARY

This summary description of our business and the offering may not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. In particular, you should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

Company Overview

We are a leading global technology and mobility architecture company primarily serving the automotive sector. We deliver end-to-end mobility solutions, enabling our customers’ transition to more electrified, software-defined vehicles. We design and manufacture vehicle components and provide electrical, electronic and active safety technology solutions to the global automotive and commercial vehicle markets, creating the software and hardware foundation for vehicle features and functionality. Our Advanced Safety and User Experience segment is focused on providing the necessary software and advanced computing platforms, and our Signal and Power Solutions segment is focused on providing the requisite networking architecture required to support the integrated systems in today’s complex vehicles. Together, our businesses develop the ‘brain’ and the ‘nervous system’ of increasingly complex vehicles, providing integration of the vehicle into its operating environment.

We are one of the largest vehicle technology suppliers and our customers include the 25 largest automotive original equipment manufacturers (“OEMs”) in the world. We operate 138 major manufacturing facilities and 11 major technical centers utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. We have a presence in 50 countries and have approximately 22,200 scientists, engineers and technicians focused on developing market relevant product solutions for our customers.

We are focused on growing and improving the profitability of our businesses, and have implemented a strategy designed to position us to deliver industry-leading long-term shareholder returns. This strategy includes disciplined investing in our business to grow and enhance our product offerings, strategically focusing our portfolio in high-technology, high-growth spaces in order to meet consumer preferences and leveraging an industry-leading cost structure to expand our operating margins.

Our principal executive offices are located at 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland and our telephone number is 353-1-259-7013. Our register of members is kept at our registered office, which is 13 Castle Street, St. Helier, JE1 1ES, Jersey, Channel Islands.

Recent Developments

Bridge Credit Agreement. On August 1, 2024, in order to finance a portion of the share repurchases under the accelerated share repurchase agreements, dated as of August 1, 2024 (the “ASR Agreements”), to repurchase an aggregate of up to $3.0 billion of our ordinary shares, we and certain of our subsidiaries entered into a new $2,500 million senior unsecured bridge facility pursuant to that certain Bridge Credit Agreement (the “Bridge Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto. On August 1, 2024, we drew down in full the $2,500 million principal amount of loans under the Bridge Credit Agreement.

Term Loan A Credit Agreement. On August 19, 2024, we and certain of our subsidiaries entered into a new $600 million senior unsecured term loan A credit agreement (the “Term Loan A Credit Agreement”) with

JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto. We used the proceeds of the Term Loan A Credit Agreement to partially refinance the $2,500 million senior unsecured bridge facility previously borrowed under the Bridge Credit Agreement.

Concurrent Offering of Subordinated Notes. Concurrently with this offering, the Issuers are offering (the “Concurrent Offering”) $500,000,000 of fixed-to-fixed reset rate junior subordinated notes due 2054 (the “Subordinated Notes”), which will be guaranteed by the Guarantor. There can be no assurance that we will complete the Concurrent Offering, and the closings of this offering and the Concurrent Offering are not conditioned on each other. The Concurrent Offering is being made by means of a separate prospectus supplement and not by means of this prospectus supplement. This description is solely for informational purposes, and this prospectus supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Offering. The Notes offered hereby and the guarantee by the Guarantor will be senior in right of payment to the Subordinated Notes issued in the Concurrent Offering.

We expect to use the net proceeds from the Concurrent Offering, together with the net proceeds from this offering, to redeem in full the $700 million aggregate principal amount of the 2.396% senior notes due 2025 (the “2025 Notes”) and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement. See “Use of Proceeds.” We refer to (i) the borrowings under the Bridge Credit Agreement, (ii) the borrowings under the Term Loan A Credit Agreement and the use of proceeds therefrom, (iii) the Concurrent Offering and the use of proceeds therefrom, and (iv) the offering of the Notes offered hereby and the use of the net proceeds therefrom collectively as the “Transactions.”

THE OFFERING

This summary highlights certain terms of the offering but does not contain all information that may be important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

Issuers	Aptiv PLC and Aptiv Global Financing Designated Activity Company

Securities Offered	$550,000,000 aggregate principal amount of 4.650% Senior Notes due 2029.

$550,000,000 aggregate principal amount of 5.150% Senior Notes due 2034.

$550,000,000 aggregate principal amount of 5.750% Senior Notes due 2054.

Maturity Date	September 13, 2029 for the 2029 Notes.

September 13, 2034 for the 2034 Notes.

September 13, 2054 for the 2054 Notes.

Interest Rate	4.650% per annum for the 2029 Notes.

5.150% per annum for the 2034 Notes.

5.750% per annum for the 2054 Notes.

Interest Payment Dates	Semi-annually in arrears on March 13 and September 13 of each year, commencing March 13, 2025 for the 2029 Notes.

Semi-annually in arrears on March 13 and September 13 of each year, commencing March 13, 2025 for the 2034 Notes.

Semi-annually in arrears on March 13 and September 13 of each year, commencing March 13, 2025 for the 2054 Notes.

Guarantees	The payment of the principal, premium and interest on the Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Guarantor. Under certain circumstances, the Guarantor may be released from the guarantees without the consent of the holders of the Notes. See “Description of Notes—Note Guarantees.”

Ranking	The Notes and the guarantees will be the Issuers’ and the Guarantor’s respective general unsecured obligations and will:

•

rank equally in right of payment with all of the Issuers’ and the Guarantor’s existing and future senior indebtedness, including all of Aptiv’s outstanding notes, which are also issued or guaranteed by the Co-Obligor and the Guarantor, and borrowings under Aptiv’s credit facilities;

•	rank senior in right of payment to all of their respective future subordinated indebtedness (including the Subordinated Notes);

•

be effectively subordinated in right of payment to any of the Issuers’ and the Guarantor’s respective future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	be structurally subordinated in right of payment to all indebtedness and other liabilities of each of the Issuers’ existing and future subsidiaries who do not guarantee the Notes.

At June 30, 2024, on an as adjusted basis after giving effect to the Transactions, the Issuers and the Guarantor would have had total indebtedness of $8,215 million.

Our non-guarantor subsidiaries contribute substantially all of our revenues and operating income, and had total assets of $23,236 million and total liabilities of $5,927 million, including total debt of $34 million, or 94% of our total assets and 46% of our total liabilities, as of June 30, 2024 (giving effect to intercompany eliminations).

Optional Redemption	At any time prior to August 13, 2029 (one month prior to the maturity date of the 2029 Notes), the Issuers may redeem the 2029 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2029 Notes the Issuers redeem, plus a make-whole premium. On or after August 13, 2029, the Issuers may redeem the 2029 Notes at a price equal to their principal amount. In any such case, the Issuers also will pay any accrued and unpaid interest to, but excluding, the redemption date.

At any time prior to June 13, 2034 (three months prior to the maturity date of the 2034 Notes), the Issuers may redeem the 2034 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2034 Notes the Issuers redeem, plus a make-whole premium. On or after June 13, 2034, the Issuers may redeem the 2034 Notes at a price equal to their principal amount. In any such case, the Issuers also will pay any accrued and unpaid interest to, but excluding, the redemption date.

At any time prior to March 13, 2054 (six months prior to the maturity date of the 2054 Notes), the Issuers may redeem the 2054 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2054 Notes the Issuers redeem, plus a make-whole premium. On or after March 13, 2054, the Issuers may redeem the 2054 Notes at a price equal to their principal amount. In any such case, the Issuers also will pay any accrued and unpaid interest to, but excluding, the redemption date.

See “Description of Notes—Optional Redemption.”

Change of Control	If a change of control triggering event occurs, as defined in this prospectus supplement, we will be required to offer to purchase the Notes at a price equal to 101% of their principal amount, together with any accrued and unpaid interest to, but excluding, the date of purchase. See “Description of Notes—Change of Control Triggering Event.”

Covenants	The Issuers will issue the Notes under an indenture containing covenants for your benefit. These covenants restrict the ability of certain of Aptiv’s subsidiaries, with certain exceptions, to:

•	create certain liens;

•	enter into sale/leaseback transactions; and

•	consolidate with, sell, lease, convey or otherwise transfer all or substantially all of our assets, or merge with or into, any other person or entity.

These covenants are subject to important exceptions and qualifications described under the heading “Description of Notes— Certain Covenants.”

Optional Tax Redemption	The Issuers may redeem the Notes of any series as a whole but not in part, at their option, in the event of certain changes in tax law that would require the Issuers or the Guarantor, as applicable, to pay Additional Amounts (as defined in the section entitled “Description of Notes—Payment of Additional Amounts”) to holders of the Notes in respect of withholding taxes that cannot be avoided by taking reasonable measures available to the Issuers or the Guarantor, as applicable, at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon, if any, to but excluding the date of redemption.

See “Description of Notes—Tax Redemption.”

Additional Amounts	Subject to certain exceptions and limitations, the Issuers or the Guarantor, as applicable, will pay such Additional Amounts (as defined in the section entitled “Description of Notes—Payment of Additional Amounts”) on the Notes (or payments under the Note Guarantees (as defined herein) in respect thereof) as may be necessary so that the net amount received by each holder of each series of the Notes after all withholding or deductions, if any, will not be less than the amount the holder would have received in respect of such Note (or payments under the Note Guarantees in respect thereof) in the absence of such withholding or deduction.

See “Description of Notes—Payment of Additional Amounts.”

Use of Proceeds	We expect to use the net proceeds from this offering, together with the net proceeds from the Concurrent Offering, to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement.

Conflicts of Interest

Certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. As a result of the intended use of net proceeds of this offering to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates may receive at least 5% of the net proceeds of this offering. The receipt of at least 5% of the net proceeds of this offering by any underwriter or its affiliates would be considered a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory

Authority, Inc. (“FINRA”) for such underwriters. Consequently, this offering will be conducted in accordance with the applicable requirements of FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Listing	The Issuers intend to apply to list the Notes of each series on the NYSE. If such listings are obtained, the Issuers will have no obligation to maintain such listings, and the Issuers may delist the Notes of any series at any time. There is currently no established trading market for the Notes of any series. The underwriters have advised the Issuers that they currently intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making with respect to the Notes of any series without notice. Accordingly, the Issuers cannot assure you as to the development or liquidity of any market for the Notes of any series.

Form and Denominations	The Issuers will issue the Notes in the form of one or more fully registered global securities, without coupons, in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	Investing in the Notes involves substantial risk. Please read “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 15 of our annual report on Form 10-K for the year ended December 31, 2023 incorporated by reference herein for a discussion of certain factors you should consider in evaluating an investment in the Notes.

RISK FACTORS

Investing in the Notes involves risks. You should carefully consider all the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before deciding to invest in the Notes. In particular, we urge you to carefully consider the risk factors set forth below as well as those under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023 incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Related to the Notes

Our debt exposes us to certain risks.

As of June 30, 2024, after giving effect to the Transactions, the total indebtedness of the Issuers and the Guarantor would have been $8,215 million. Our indebtedness could have important consequences, including:

•	making it more difficult for the Issuers to satisfy their respective obligations with respect to the Notes;

•	increasing our vulnerability to adverse economic or industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, and other general corporate purposes;

•	increasing our vulnerability to, and limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	exposing us to the risk of increased interest rates as borrowings under our credit agreements are subject to variable rates of interest;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

Despite the level of our indebtedness, we may still incur significantly more indebtedness. This could further increase the risks associated with our indebtedness.

Despite our current level of indebtedness, we and our subsidiaries may be able to incur significant additional indebtedness, including secured indebtedness, in the future. For example, we had no drawings and $2 billion of available borrowings under our revolving credit facility as of June 30, 2024. Additionally, the Notes offered hereby contain no restrictive covenants on our ability to incur more debt. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased, and we may not be able to meet all our debt obligations, including the Issuers’ repayment of the Notes, in whole or in part.

We may not be able to generate sufficient cash from operations to service our debt.

Our ability to make payments on, and to refinance, our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future and our ability to borrow under our revolving credit facility to the extent of available borrowings. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If economic conditions worsen, we could experience decreased revenues from our operations and could fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the restrictive covenants and borrowing limitations which we are subject to under certain of our indebtedness.

Based on our current and expected level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our future liquidity needs. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we default on our obligations to pay our other indebtedness, the Issuers may not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including a default under our credit agreements or under the indentures governing our existing notes, that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness could prevent the Issuers from paying principal and interest on the Notes and substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our credit agreements and in the indentures governing our existing notes, we would be in default under the terms of the agreements governing such indebtedness. In the event of such a default under our credit agreements:

•

the lenders under our credit agreements could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against their collateral and they may be able to cause all of our available cash to be used to repay their loans; and

•	such default could cause a cross-default or cross-acceleration under our other indebtedness.

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Your rights as a holder of the Notes are effectively subordinated to claims of creditors of our subsidiaries, other than the Co-Obligor and the Guarantor, which are not obligors under the Notes.

On the issue date, none of our subsidiaries other than the Co-Obligor and the Guarantor will be obligors under the Notes. The Issuers will not be required under the indenture for the Notes to add subsidiary Guarantors in the future. As a result, you will be creditors of only the Issuers and the Guarantor. Substantially all of our operations are conducted by subsidiaries, which, other than the Co-Obligor and the Guarantor, will not be obligors under the Notes on the issue date. All of the existing and future liabilities of those other subsidiaries, including any claims of trade creditors, debtholders and preferred stockholders, if any, will be effectively senior to your claim as a holder of the Notes and related guarantees, meaning creditors of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our other creditors, including holders of the Notes. Our subsidiaries may incur significant additional indebtedness in the future. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, their creditors will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. The indenture will not limit the ability of our non-guarantor subsidiaries to incur debt or other liabilities.

Our non-guarantor subsidiaries contribute substantially all of our revenues and operating income, and had total assets of $23,236 million and total liabilities of $5,927 million, including total debt of $34 million, or 94% of our total assets and 46% of our total liabilities, as of June 30, 2024 (giving effect to intercompany eliminations).

The Notes are obligations of the Issuer, the Co-Obligor and the Guarantor only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, subsidiaries other than the Co-Obligor and the Guarantor.

The Notes are obligations of the Issuer, the Co-Obligor and the Guarantor only. A substantial portion of our consolidated assets are held by our non-guarantor subsidiaries, which means that our ability to service our debt, including the Notes, depends on the results of operations of their subsidiaries and upon the ability of those subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the Notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

The Notes will be subject to a change of control triggering event provision, and the Issuers may not have the ability to raise the funds necessary to fulfill their respective obligations under the Notes following a change of control triggering event.

The Issuers may not have the ability to raise the funds necessary to fulfill their respective obligations under the Notes following a “change of control triggering event” as defined in the indenture governing the Notes. Under the indenture, upon the occurrence of a change of control triggering event, the Issuers will be required to offer to repurchase all outstanding Notes of the affected series at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, the Issuers may not have sufficient funds at the time of the change of control triggering event to make the required repurchase of the Notes. The Issuers’ failure to make or complete a change of control offer would place the Issuers in default under the indenture governing the Notes of the affected series. In addition, certain change of control events are an event of default under our credit agreements, so the Issuers would need to repay any debt then outstanding thereunder or obtain the requisite consents from the lenders thereunder. However, there can be no assurance that the Issuers would be able to repay such debt or obtain such consents at such time.

The Notes will be unsecured and rank behind any of the Issuers’ and the Guarantor’s respective future secured creditors to the extent of the value of the collateral securing their claims.

At June 30, 2024, the Issuers and the Guarantor had no secured debt. However, subject to limits in the indenture, we may incur secured debt. Holders of any future secured indebtedness of the Issuers and the Guarantor will have claims that are prior to your claims as holders of the Notes to the extent of the value of the assets securing such indebtedness. In the event of any distribution or payment in respect of the Issuers’ or the Guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of the Issuers’ or the Guarantor’s secured indebtedness will have prior claims to the assets that constitute their collateral. If any of these events occurs, the secured creditors could sell those of the assets in which they have been granted a security interest, to your exclusion, even if an event of default exists under the indenture governing the Notes at such time. Only when the applicable secured debt obligations are satisfied in full will the proceeds of the collateral securing such indebtedness be available to satisfy obligations under the Notes and our other obligations. Holders of the Notes will participate ratably with all holders of the Issuers’ and the Guarantor’s respective unsecured indebtedness that is deemed to rank equally with the Notes, based upon the respective amount owed to each creditor. Upon the occurrence of any of the aforementioned events, because the Notes will not be secured by any of the Issuers’ or the Guarantor’s assets, it is possible that any remaining assets might be insufficient to satisfy your claims in full.

An active trading market may not develop for these Notes, which may make it more difficult to sell and accurately price the Notes.

Each series of the Notes is a new issue of securities. There are no established public trading markets for the Notes and active trading markets may not develop. Although the Issuers expect the Notes to be listed for trading on the NYSE, no assurance can be given that the Notes will become or remain listed, that trading markets for the Notes will develop or of the price at which investors may be able to sell the Notes, if at all. In addition, if such listings are obtained, the Issuers will have no obligation to maintain such listings, and the Issuers may delist the Notes of any series at any time. The underwriters have advised the Issuers that they intend to make markets in the Notes after the Issuers complete this offering. However, the underwriters are not obligated to do so and may cease their market-making activities at any time. The liquidity of the trading markets in the Notes, and the market prices quoted for the Notes, may be adversely affected by changes in the overall markets for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industries generally. As a result, the Issuers cannot assure you that active trading markets will develop for the Notes of any series.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our company or the Notes, if any, could cause the liquidity or market values of the Notes to decline.

The Notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. The Issuers cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market values of the Notes.

Any future lowering of our ratings may make it more difficult or more expensive for the Issuers to obtain additional debt financing. If any credit rating initially assigned to the Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Notes without a substantial discount.

The indenture will contain only limited covenants for the benefit of the Notes.

The indenture governing the Notes will contain limited covenants, including those restricting certain of Aptiv’s subsidiaries’ ability to create certain liens, and enter into certain sale and leaseback transactions. The limitation on liens and limitation on sale and leaseback covenants will contain exceptions that will allow us and our subsidiaries to incur liens with respect to certain material assets. See “Description of Notes—Certain Covenants.” In light of these exceptions, holders of the Notes may be structurally or contractually subordinated to new lenders. In addition, the covenants will not limit our ability to repurchase stock or pay dividends. We currently have an ordinary share repurchase program in place, and we paid regular quarterly dividends on our ordinary shares from the first quarter of 2013 until the first quarter of 2020. During the first quarter of 2020, we suspended dividend payments due to the COVID-19 pandemic, but we may decide to resume paying dividends at any time.

For purposes of voting under the indenture governing the Notes, the Notes offered hereby and all other debt securities issued thereunder will generally constitute a single class of debt securities. Therefore, any action under the indenture governing the Notes other than those actions affecting only the Notes will require the consent of the holders of a majority in aggregate principal amount of the debt securities issued thereunder that are affected thereby. See “Description of Notes—Amendments and Waivers.” Consequently, any action requiring the consent of holders of the Notes under the indenture governing the Notes may also require the consent of holders of a significant portion of the remaining debt securities issued thereunder, and the individual voting interest of each holder of the Notes may be accordingly diluted with respect to such actions. In addition, holders of debt securities could vote in favor of certain actions under the indenture that holders of the Notes vote against, and the requisite consent to such action could be received nonetheless. The Issuers also may, from time to time, issue additional debt securities under the indenture governing the Notes which could further dilute the individual voting interest of each holder of the Notes with respect to such actions.

Trading in the clearing systems is subject to minimum denomination requirements.

The Notes will be issued only in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. It is possible that the clearing systems may process trades which could result in amounts being held in denominations smaller than the minimum denominations. If definitive notes are required to be issued in relation to such Notes in accordance with the provisions of the relevant global notes, a holder who does not have the minimum denomination of $200,000 or an integral multiple of $1,000 in excess thereof in its account with the relevant clearing system at the relevant time may not receive all of its entitlement in the form of definitive notes unless and until such time as its holding satisfies the minimum denomination requirement.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $1,629 million after deducting the underwriting discounts and our estimated offering expenses.

We expect to use the net proceeds from this offering, together with the net proceeds from the Concurrent Offering, to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement.

Certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. To the extent that a portion of the net proceeds of this offering is used to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates would receive a portion of those net proceeds. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2024:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the borrowings under the Bridge Credit Agreement as reduced by the partial repayment with borrowings under the Term Loan A Credit Agreement, (ii) the borrowings under the Term Loan A Credit Agreement, (iii) the use of cash on hand to partially fund the share repurchases under the ASR Agreements and to pay related fees and expenses and (iv) the application of the net proceeds from the issuance of the 4.250% Euro-denominated senior notes due 2036 (the “2036 Euro Notes”), which are currently held as short-term investments, to redeem in full the 1.500% Euro-denominated senior notes due 2025 (the “2025 Euro Notes”); and

•

on an as further adjusted basis to give effect to the issuance of the Notes offered by this prospectus supplement and the issuance of the Subordinated Notes in the Concurrent Offering and the application of the net proceeds therefrom, as described in “Use of Proceeds” in this prospectus supplement (using an estimate of related premiums, fees and expenses).

This table should be read in conjunction with the financial statements, including the accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and six months ended June 30, 2024 and the year ended December 31, 2023, which can be found in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and our Annual Report on Form 10-K for the year ended December 31, 2023, respectively, each incorporated by reference in this prospectus supplement and the accompanying prospectus. Amounts of debt set forth below are net of any unamortized issuance costs and discounts.

	As of June 30, 2024
	Actual	As adjusted	As further adjusted
	(in millions) (unaudited)
Cash and cash equivalents	$1,409	$881	$381
Short-term investments(1)	748	—	—
Debt
Bridge Credit Agreement(2)	—	1,887	—
Term Loan A due 2027(3)	—	594	594
2.396% senior notes due 2025	699	699	—
1.500% Euro-denominated senior notes due 2025 (€700 million)(1)(4)	747	—	—
1.600% Euro-denominated senior notes due 2028 (€500 million)(4)	532	532	532
4.350% senior notes due 2029	299	299	299
3.250% senior notes due 2032	792	792	792
4.250% Euro-denominated senior notes due 2036 (€750 million)(4)	792	792	792
4.400% senior notes due 2046	296	296	296
5.400% senior notes due 2049	345	345	345
3.100% senior notes due 2051	1,455	1,455	1,455
4.150% senior notes due 2052	988	988	988
6.875% fixed-to-fixed reset rate junior subordinated notes due 2054 offered in the Concurrent Offering(5)	—	—	493
4.650% senior notes due 2029 offered hereby	—	—	545
5.150% senior notes due 2034 offered hereby	—	—	543
5.750% senior notes due 2054 offered hereby	—	—	541
Finance leases and other debt	34	34	34

Total debt(6)	$6,979	$8,713	$8,249
Total shareholders’ equity(7)	11,675	8,668	8,638

Total capitalization	$18,654	$17,381	$16,887

(1)

As adjusted gives effect to the use of the short-term investments, which are comprised of term deposits with original maturities greater than three months, to redeem in full the €700 million in aggregate principal amount outstanding of the 2025 Euro Notes.

(2)

As adjusted gives effect to borrowings of $2.5 billion under the Bridge Credit Agreement, net of $13 million of issuance costs, and reduced by a partial repayment of $600 million using proceeds from the borrowings under the Term Loan A Credit Agreement.

(3)	As adjusted gives effect to borrowings of $600 million under the Term Loan A Credit Agreement, net of $6 million of issuance costs.
(4)	Based on the euro/U.S. dollar exchange rate of €1.00 = U.S. $1.06805 as of June 30, 2024 (shown net of unamortized issuance costs and discount).
(5)	Represents the principal amount of Subordinated Notes being offered in the Concurrent Offering. See “Summary—Recent Developments—Concurrent Offering of Subordinated Notes.”
(6)

Includes current portion of total debt of approximately $1,475 million as of June 30, 2024. Under the Credit Agreement (defined below), the Company maintains a revolving credit facility of $2.0 billion, which remained undrawn as of June 30, 2024.

(7)

As adjusted gives effect to the ASR Agreements to repurchase an aggregate of $3.0 billion of our ordinary shares, $4 million of fees and expenses associated with the ASR Agreements, $2 million of interest expense under the Bridge Credit Agreement and $1 million from a loss on extinguishment of debt from the redemption of the 2025 Euro Notes described in (1) above. As further adjusted gives effect to $18 million of interest expense under the Bridge Credit Agreement, $11 million from a loss on extinguishment of debt from the repayment of the Bridge Credit Agreement and $1 million from a loss on extinguishment of debt from the redemption of the 2.396% senior notes due 2025.

BOARD OF DIRECTORS

The following table sets forth certain information concerning the individuals who serve as directors of the Company as at the date of this prospectus supplement:

Name	Position
Kevin P. Clark	Director
Nancy E. Cooper	Director
Joseph L. Hooley	Director
Vasumati P. Jakkal	Director
Merit E. Janow	Director
Sean O. Mahoney	Director
Paul M. Meister	Director
Robert K. Ortberg	Director
Colin J. Parris	Director
Ana G. Pinczuk	Director

The business address of the members of the board is Aptiv PLC, 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland. Kevin P. Clark is the only director who is also an employee of the Aptiv group. We are not otherwise aware of any potential conflicts of interest between the private interests or other duties of the directors and their duties to the Company.

The secretary of the Company is Katherine H. Ramundo. The business address of the Company’s secretary is Aptiv PLC, 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland.

DESCRIPTION OF NOTES

Definitions of certain terms used in this Description of Notes may be found under the heading “—Certain Definitions.” For purposes of this section, the term “Company” refers only to Aptiv International Holdings (UK) LLP (and its successors), Aptiv PLC’s directly owned subsidiary, and not to any of its subsidiaries; the term “Aptiv” refers only to Aptiv PLC and not to any of its subsidiaries; the term “Co-Obligor” refers only to Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited) (“AGFDAC”), an indirect subsidiary of Aptiv PLC, and not to any of its subsidiaries; the term “Issuers” refers to Aptiv PLC and AGFDAC; the terms “we,” “our” and “us” refer to the Issuers and, unless the context otherwise requires, their respective subsidiaries. The Notes will initially be guaranteed (the “Note Guarantee”) by Aptiv Corporation, an indirect subsidiary of Aptiv PLC. Aptiv Corporation is referred to as the “Guarantor.”

The Issuers will issue the 4.650% Senior Notes due 2029 (the “2029 Notes”), the 5.150% Senior Notes due 2034 (the “2034 Notes”) and the 5.750% Senior Notes due 2054 (the “2054 Notes” and, together with the 2029 Notes and the 2034 Notes, the “Notes”) pursuant to the Senior Notes Indenture, dated as of March 10, 2015 (the “Base Indenture”), as supplemented by an eleventh supplemental indenture, to be dated as of September 13, 2024 (the “Eleventh Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Issuers, the Guarantor, Wilmington Trust, National Association, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as a registrar, paying agent and authenticating agent (the “Registrar”, “Paying Agent” and “Authenticating Agent”). Each of the 2029 Notes, the 2034 Notes and the 2054 Notes will be issued as a separate series under the Indenture.

The Indenture contains provisions which define your rights under the Notes. In addition, the Indenture governs the obligations of the Issuers and the Guarantor under the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA.

The following description is meant to be only a summary of the provisions of the Indenture that we consider material. It does not restate the terms of the Indenture in their entirety. We urge that you carefully read the Indenture because the Indenture, and not this description, governs your rights as holders. You may request copies of the Indenture at our address set forth above under the heading “Where You Can Find More Information.”

Overview of the Notes

The Notes:

•	will be unsecured senior obligations of each of the Issuers;

•	will be guaranteed on an unsecured senior basis by the Guarantor;

•	will be senior in right of payment to all future subordinated obligations of each of the Issuers and the Guarantor; and

•

will be effectively junior to all future secured indebtedness of each of the Issuers and the Guarantor to the extent of the value of the assets securing such secured indebtedness, and all Indebtedness, if any, of subsidiaries of each of the Issuers (other than the Guarantor).

Principal, Maturity and Interest

The Issuers will initially issue the 2029 Notes in an aggregate principal amount of $550,000,000, the 2034 Notes in an aggregate principal amount of $550,000,000 and the 2054 Notes in an aggregate principal amount of $550,000,000. The 2029 Notes will mature on September 13, 2029. The 2034 Notes will mature on September 13, 2034. The 2054 Notes will mature on September 13, 2054. The 2029 Notes will bear interest at a rate of 4.650% per annum, the 2034 Notes will bear interest at a rate of 5.150% per annum and the 2054 Notes will bear interest at a rate of 5.750% per annum, in each case from the Issue Date or from the most recent date to which interest has been paid or provided for.

The Issuers will pay interest on the 2029 Notes semi-annually to Holders of record at the close of business on the February 26 or August 29 immediately preceding the interest payment date on March 13 and September 13 of each year. The first interest payment date for the 2029 Notes will be March 13, 2025. The Issuers will pay interest on the 2034 Notes semi-annually to Holders of record at the close of business on the February 26 or August 29 immediately preceding the interest payment date on March 13 and September 13 of each year. The first interest payment date for the 2034 Notes will be March 13, 2025. The Issuers will pay interest on the 2054 Notes semi-annually to Holders of record at the close of business on the February 26 or August 29 immediately preceding the interest payment date on March 13 and September 13 of each year. The first interest payment date for the 2054 Notes will be March 13, 2025. Interest will be payable on the basis of a 360-day year of twelve 30-day months.

The Issuers will issue the Notes in fully registered form, without coupons, in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Indenture May Be Used For Future Issuances

The Issuers may issue additional Notes of the same series as the Notes of a series offered hereby having identical terms and conditions to the Notes of such series that the Issuers are currently offering (the “Additional Notes”) under the Indenture from time to time; provided, however, that if such Additional Notes are not fungible with the other Notes of the same series for U.S. federal income tax purposes, such Additional Notes will not have the same “CUSIP” number or other applicable identification number as the other Notes of such series (it being understood that, as described in the “—U.S. Federal Income Tax Treatment” section below, any Additional Notes that have a different allocation than the initial allocation with respect to the outstanding Notes shall not be considered as not fungible for U.S. federal income tax purposes under this proviso solely as a result of such difference in allocation). Any Additional Notes will be part of the same series as the Notes of such series that the Issuers are currently offering and will vote on all matters with the Notes. The Issuers may also issue notes of different series under the Indenture from time to time.

Registrar and Paying Agent

The Issuers will pay the principal of, premium, if any, and interest on the Notes at any office of the Issuers or any agency designated by the Issuers. The Issuers have initially designated Deutsche Bank Trust Company Americas to act as the agent of the Issuers in such matters.

Holders may exchange or transfer their Notes at the Registrar and Paying Agent’s office. No service charge will be made for any registration or transfer or exchange of Notes. However, the Issuers may require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Optional Redemption

2029 Notes

At any time prior to August 13, 2029 (one month prior to the maturity date of the 2029 Notes), the Issuers may at their option redeem the 2029 Notes, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2029 Notes to be redeemed; and

•

the sum of the present value of (i) the redemption price (100% of the principal amount of the 2029 Notes to be redeemed) on August 13, 2029 and (ii) all required remaining scheduled interest payments due on the 2029 Notes to be redeemed through August 13, 2029 (not including any portion of such payments of interest accrued and unpaid to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest on the principal amount of the 2029 Notes to be redeemed to, but not including, the redemption date. The Treasury Rate will be calculated on the third Business Day next preceding the date fixed for redemption (the “Calculation Date”).

If the 2029 Notes are redeemed at any time on or after August 13, 2029 (one month prior to the maturity date of the 2029 Notes) (the “2029 Notes Par Call Date”), the 2029 Notes may be redeemed at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

2034 Notes

At any time prior to June 13 , 2034 (three months prior to the maturity date of the 2034 Notes), the Issuers may at their option redeem the 2034 Notes, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2034 Notes to be redeemed; and

•

the sum of the present value of (i) the redemption price (100% of the principal amount of the 2034 Notes to be redeemed) on June 13, 2034 and (ii) all required remaining scheduled interest payments due on the 2034 Notes to be redeemed through June 13, 2034 (not including any portion of such payments of interest accrued and unpaid to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest on the principal amount of the 2034 Notes to be redeemed to, but not including, the redemption date. The Treasury Rate will be calculated on the Calculation Date.

If the 2034 Notes are redeemed at any time on or after June 13, 2034 (three months prior to the maturity date of the 2034 Notes) (the “2034 Notes Par Call Date”), the 2034 Notes may be redeemed at a redemption price equal to 100% of the principal amount of the 2034 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

2054 Notes

At any time prior to March 13 , 2054 (six months prior to the maturity date of the 2054 Notes), the Issuers may at their option redeem the 2054 Notes, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2054 Notes to be redeemed; and

•

the sum of the present value of (i) the redemption price (100% of the principal amount of the 2054 Notes to be redeemed) on March 13, 2054 and (ii) all required remaining scheduled interest payments due on the 2054 Notes to be redeemed through March 13, 2054 (not including any portion of such payments of interest accrued and unpaid to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus accrued and unpaid interest on the principal amount of the 2054 Notes to be redeemed to, but not including, the redemption date. The Treasury Rate will be calculated on the Calculation Date.

If the 2054 Notes are redeemed at any time on or after March 13, 2054 (six months prior to the maturity date of the 2054 Notes) (the “2054 Notes Par Call Date”; each of the 2054 Notes Par Call Date, the 2054 Notes Par Call Date and the 2054 Notes Par Call Date are referred to as a “Par Call Date”), the 2054 Notes may be redeemed at a redemption price equal to 100% of the principal amount of the 2054 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

“Treasury Rate” means, with respect to any redemption date for any series of Notes, the yield determined by the Issuers in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Issuers after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Issuers shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date for the relevant series of Notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the Par Call Date for the relevant series of Notes on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM or any successor designation or publication is no longer published, the Issuers shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date for the relevant series of Notes, as applicable. If there is no United States Treasury security maturing on the Par Call Date for the relevant series of Notes but there are two or more United States Treasury securities with a maturity date equally distant from such Par Call Date, one with a maturity date preceding such Par Call Date and one with a maturity date following such Par Call Date, the Issuers shall select the United States Treasury security with a maturity date preceding such Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date for the applicable series of Notes or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Issuers shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Issuers’ actions and determinations in determining the redemption price for the Notes of any series shall be conclusive and binding for all purposes, absent manifest error.

Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, or delivered electronically if held by any depositary in accordance with such depositary’s customary procedures, not less than 10 nor more than 60 days prior to the redemption date. If the Issuers partially redeem the Notes of a series, the Registrar and Paying Agent, subject to the procedures of The Depository Trust Company, will select the Notes of the applicable series to be redeemed on a pro rata basis, by lot or by such other method in accordance with the procedures of The Depository Trust Company, although no Note less than $200,000 in original principal amount will be redeemed in part. If the Issuers redeem any Note in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes of the applicable series or portions of such series of Notes called for redemption so long as the Issuers have deposited with the Registrar and Paying Agent funds sufficient to pay the principal of the Notes to be redeemed, plus accrued and unpaid interest thereon. Any notice of redemption may be conditioned on the satisfaction of one or more conditions precedent.

Except as described above and as described in “—Tax Redemption” below, the Notes will not be redeemable by us prior to maturity. In addition, the Notes will not be entitled to the benefit of any sinking fund.

U.S. Federal Income Tax Treatment

On the Issue Date, all or a portion of the proceeds of the offering of the Notes of each series will be borrowed by AGFDAC and the remaining portion of the proceeds of the offering of the Notes of such series, if any, will be borrowed by Aptiv. The portion of the proceeds of Notes of each series that will be borrowed by AGFDAC and the portion of the proceeds of Notes of each series that will be borrowed by Aptiv, in each case, on the Issue Date, and after any subsequent change to such allocation (as discussed below), will be made available to a Holder or beneficial owner upon request by contacting Aptiv Investor Relations (which can be reached through Aptiv’s website or at ir@aptiv.com). Notwithstanding the foregoing or anything to the contrary in the Indenture, (x) each Holder and beneficial owner acknowledge that AGFDAC and Aptiv have the right to change the foregoing allocations between AGFDAC and Aptiv for any reason (including, but not limited, as a result of a redemption of any Notes of a series or the issuance of Additional Notes with respect to such series, in each case, in a different allocation than the initial allocation with respect to the outstanding Notes of such series), and (y) the Issuers are entitled (i) not to treat any Additional Notes of a series that have a different allocation than the initial allocation with respect to the outstanding Notes of such series as non-fungible for U.S. federal income tax purposes solely as a result of such different allocation, and (ii) to treat the issuance of Additional Notes of a series as resulting in a change in the allocation of the outstanding Notes of such series so as to have the same allocation across the Additional Notes of such series and the outstanding Notes of such series.

Note Guarantees

The Guarantor, as a primary obligor and not merely as a surety, will irrevocably and unconditionally guarantee on a senior unsecured basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture (including obligations to the Trustee and the Registrar and Paying Agent) and the Notes, whether for payment of principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Guarantor being herein called the “Guaranteed Obligations”). The Guarantor is 100% owned, directly or indirectly, by Aptiv.

The Guarantor will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under the Note Guarantee. The Note Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the Guarantor without rendering the Note Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

The Note Guarantee is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations (subject to release as described below), (b) be binding upon the Guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

The Note Guarantee of the Guarantor will be released without any further action required on the part of the Trustee or any holder: (a) upon (i) the sale or other disposition (including by way of consolidation, merger, dissolution or otherwise) of the Capital Stock of the Guarantor such that it is no longer a Subsidiary of either of the Issuers or (ii) the sale or other disposition of all or substantially all of the assets of the Guarantor; (b) when the Guarantor is no longer an obligor (whether as an issuer or guarantor) on any of Aptiv’s senior notes outstanding on the Issue Date; or (c) upon legal or covenant defeasance or satisfaction and discharge of the Notes.

The Issuers, at their option, may cause any other Subsidiary of the Issuers to become a guarantor.

Ranking

The indebtedness evidenced by the Notes and the Note Guarantees is unsecured and ranks pari passu in right of payment to the senior indebtedness of each of the Issuers and the Guarantor, respectively. All of Aptiv’s currently outstanding notes and Aptiv’s borrowings under its credit agreements are obligations of each of the Co-Obligor and the Guarantor.

The Notes are unsecured obligations of each of the Issuers. Secured debt and other secured obligations of each of the Issuers will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

As of June 30, 2024, after giving effect to the Transactions, the Issuers and the Guarantor would have had total indebtedness of $8,215 million.

Aptiv currently conducts substantially all of its operations through its subsidiaries. Creditors of such subsidiaries (other than the Co-Obligor and the Guarantor), including trade creditors, and preferred stockholders, if any, of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Aptiv, including Holders. The Notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors, and preferred stockholders, if any, of the subsidiaries of Aptiv other than the Co-Obligor or the Guarantor.

Our non-guarantor subsidiaries contribute substantially all of our revenues and operating income, and had total assets of $23,236 million and total liabilities of $5,927 million, including total debt of $34 million, or 94% of our total assets and 46% of our total liabilities, as of June 30, 2024 (giving effect to intercompany eliminations).

The Indenture does not limit the incurrence of indebtedness by each of the Issuers or any of their respective subsidiaries. Each of the Issuers and their respective subsidiaries may be able to incur substantial amounts of additional Indebtedness in certain circumstances.

Such Indebtedness may be senior indebtedness and, subject to the limitations under “—Certain Covenants—Limitation on Liens” below, may also be secured.

The Notes will rank equally in all respects with all other senior indebtedness of each of the Issuers and the Guarantor. Unsecured Indebtedness is not deemed to be subordinate or junior to secured indebtedness merely because it is unsecured. The Notes will rank senior in right of payment to the Subordinated Notes and all of the Issuers’ and the Guarantor’s other future subordinated indebtedness.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event in respect of Notes of a series, each Holder of Notes of such series will have the right to require the Issuers to purchase all or any part of such Holder’s Notes of such a series at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Change of Control Triggering Event” means, with respect to the Notes of a series, the occurrence of both a (1) Change of Control and (2) (i) the ratings of the Notes of the applicable series are downgraded by each of the Ratings Agencies during the 60-day period (the “Trigger Period”) commencing on the earlier of (x) the occurrence of such Change of Control or (y) the first public announcement of the occurrence of such Change of Control or our intention to effect such Change of Control (which Trigger Period will be extended so long as the ratings of the Notes of such series are under publicly announced consideration for possible downgrade by any of the Ratings Agencies) and (ii) the Notes of such series are rated below an Investment Grade Rating by each of the Ratings Agencies on any date during the Trigger Period; provided that (x) a Change of Control Triggering Event will not be deemed to have occurred in respect of a particular Change of Control if each Ratings Agency does not publicly announce or confirm or inform the Trustee in writing at the Issuers’ request that the reduction was the result of the Change of Control (whether or not the applicable Change of Control has occurred at the time of the Change of Control Triggering Event) and (y) the Trigger Period will terminate with respect to each Ratings Agency when such Ratings Agency takes action (including affirming its existing ratings) with respect to such Change of Control. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated. The Trustee and Paying Agent are under no obligation to ascertain whether a Change of Control or any event that could lead to the occurrence of or could constitute a Change of Control has occurred, and until a responsible officer of the Trustee or Paying Agent, as applicable, has actual knowledge or express notice to the contrary, the Trustee and Paying Agent may conclusively assume that no Change of Control or other such event has occurred.

“Change of Control” means the occurrence of any of the following:

(1)

any transaction occurs (including a merger or consolidation of Aptiv) following which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuers; or

(2)

sale, lease or transfer (for the avoidance of doubt, other than a transfer to Aptiv or one of its Subsidiaries), in one or a series of related transactions, of all or substantially all the assets of Aptiv and its Subsidiaries, taken as a whole, to a Person in which any person (as defined above) holds or acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the total voting power of the Voting Stock of such transferee Person.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Aptiv becomes a direct or indirect Subsidiary of a holding company and (2) no person (as defined above) (other than a holding company) owns, directly or indirectly, a majority of the voting power of the Equity Interests of such holding company.

Within 30 days following any Change of Control Triggering Event, with respect to a series of Notes, an Issuer shall (unless prior to such date such Change of Control Triggering Event ceases to exist) deliver by mail or electronic means a notice to each Holder of Notes of such series with a copy to the Trustee (the “Change of Control Offer”) and the Paying Agent, stating:

(1)

that a Change of Control Triggering Event has occurred and that such Holder has the right to require the Issuers to purchase all or a portion of such Holder’s Notes of such series at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control Triggering Event;

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is delivered); and

(4)	the instructions determined by the Issuers, consistent with this covenant, that a Holder must follow in order to have its Notes of such series purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event with respect to the Notes of the applicable series if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes of such series validly tendered and not withdrawn under such Change of Control Offer. In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if the Notes of the applicable series have been or are called for redemption by the Issuers prior to them being required to deliver notice of the Change of Control Offer, and thereafter redeem all Notes of such series called for redemption in accordance with the terms set forth in such redemption notice. Notwithstanding anything to the contrary contained herein, a revocable Change of Control Offer may be made in advance of a Change of Control Triggering Event, conditioned upon the consummation of the relevant Change of Control, if a definitive agreement is in place for such Change of Control at the time the Change of Control Offer is made.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control Triggering Event purchase feature is a result of negotiations between the Issuers and the underwriters. Management of Aptiv has no present intention to engage in a transaction involving a Change of Control, although it is possible that Aptiv would decide to do so in the future. Subject to the limitations discussed below, Aptiv could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Aptiv’s capital structure or credit ratings.

The occurrence of certain of the events which would constitute a Change of Control could constitute a default under the Credit Agreement. Future senior indebtedness of each of the Issuers and their respective subsidiaries may contain prohibitions of certain events which would constitute a Change of Control or require such senior indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuers to purchase the Notes could cause a default under the Credit Agreement or such other senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers or restrictions contained in the Credit Agreement or the applicable agreements governing such other senior indebtedness. Finally, the Issuers’ ability to pay cash to the Holders upon a purchase may be limited by each of the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

The provisions under the Indenture relative to the Issuers’ respective obligations to make an offer to purchase the Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Tax Redemption

The Issuers may redeem the Notes of a series as a whole but not in part, at their option at any time prior to maturity, upon the giving of a notice of redemption to the Holders, if the Issuers determine that, as a result of:

•

any change in or amendment to the laws, or any regulations or rulings promulgated under the laws, of a Relevant Jurisdiction (as defined below under “—Payment of Additional Amounts”) affecting taxation, or

•	any change in or amendment to an official position regarding the application or interpretation of the laws, regulations or rulings referred to above,

which change or amendment is announced and becomes effective after the Issue Date (or, if the Relevant Jurisdiction becomes a Relevant Jurisdiction on a date after the Issue Date, after such later date) (each of the foregoing, a “Change in Tax Law”), each of the Issuers or the Guarantor is or will become obligated to pay Additional Amounts with respect to the Notes of such series or the Note Guarantees on the next succeeding interest payment date, as described below under “—Payment of Additional Amounts” (but in the case of the Guarantor, only if the payments giving rise to such obligation cannot be made by the Issuers or another guarantor without the obligation to pay Additional Amounts) and the payment of such Additional Amounts cannot be avoided by the use of reasonable measures available to the Issuers or the Guarantor. The redemption price will be equal to 100% of the principal amount of the Notes of such series plus accrued and unpaid interest to but excluding the date fixed for redemption (a “Tax Redemption Date”), and all Additional Amounts (if any) then due or which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of Holders of the Notes of such series on any record date occurring prior to the Tax Redemption Date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof). The date and the applicable redemption price will be specified in the notice of tax redemption. Notice of such redemption will be irrevocable, and must be mailed by first-class mail to each Holder’s registered address, or delivered electronically if held by any depositary in accordance with such depositary’s customary procedures, not less than 15 nor more than 60 days prior to the earliest date on which the Issuers or the Guarantor would be obligated to pay such Additional Amounts if a payment in respect of the Notes of a series were actually due on such date. No such notice of redemption will be given unless, at the time such notification of redemption is given, such obligation to pay such Additional Amounts remains in effect.

Prior to giving the notice of tax redemption, the Issuers will deliver to the Trustee and the Paying Agent:

•

a certificate signed by a duly authorized officer stating that the Issuers are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuers to so redeem have occurred; and

•

an opinion of independent tax counsel of recognized standing qualified under the laws of the Relevant Jurisdiction, selected by the Issuers, to the effect that the Issuers are or would be obligated to pay Additional Amounts as a result of a Change in Tax Law.

The foregoing provisions shall apply mutatis mutandis to any successor to the Issuers or the Guarantor.

Payment of Additional Amounts

Payments made by the Issuers, the Guarantor or a paying agent, as applicable, on the Notes or in respect of the Note Guarantee will be made free and clear of, and without withholding or deduction for or on account of, any present or future income, stamp or other tax, duty, levy, impost, assessment or other governmental charge of any nature whatsoever (“Taxes”), unless the Issuers, the Guarantor or a paying agent is required to withhold or deduct Taxes by law.

If any withholding or deduction for or on account of Taxes imposed or levied by or on behalf of Jersey, Ireland, any other jurisdiction (other than the United States or any state thereof or the District of Columbia, or any political subdivision of any such state or the District of Columbia, or taxing authority or agency thereof or therein) in which the Issuers or the Guarantor is incorporated, organized, engaged in business or otherwise resident for tax purposes, or any other jurisdiction (other than the United States or any state thereof or the District of Columbia, or any political subdivision of any such state or the District of Columbia, or taxing authority or agency thereof or therein) from or through which such payment is made, or in each case any political subdivision or taxing authority or agency thereof or therein (each, a “Relevant Jurisdiction”) is at any time required by law to be made from any payment made with respect to the Notes of a series or the Note Guarantee, the Issuers, or the Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) on the Notes of such series or in respect of the Note Guarantee as may be necessary so that the net amount received by each holder of the Notes of such series (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to Taxes:

(1)

that would not have been imposed but for the Holder or the beneficial owner of such Note (or a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership or corporation) being considered as having a present or former connection with a Relevant Jurisdiction (other than a connection arising solely as a result of the acquisition, ownership or disposition of the Notes, the receipt of any payment under or with respect to the Notes or the Note Guarantee, or the exercise or enforcement of any rights under or with respect to the Notes, the Indenture or the Note Guarantee), including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or domiciled therein or a national thereof or being or having been engaged in a trade or business therein or having or having had a permanent establishment therein;

(2)

that would not have been imposed but for the failure of the Holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the Relevant Jurisdiction of the Holder or beneficial owner, if compliance is required by statute, by regulation of the Relevant Jurisdiction or by an applicable income tax treaty to which the Relevant Jurisdiction is a party as a precondition to exemption from such Tax;

(3)	payable other than by withholding from payments of principal of or interest on the Notes or from payments in respect of the Note Guarantee;

(4)

that would not have been imposed but for a change in law, regulation or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(5)	that are estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property or similar Taxes;

(6)	required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent;

(7)

that would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(8)

that are imposed under Sections 1471 through 1474 of the Code as of the Issue Date (or any amended or successor provision that is substantively comparable), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code as of the Issue Date (or any amended or successor provision that is substantively comparable) or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or

(9)	in the case of any combination of items (1), (2), (3), (4), (5), (6), (7) and (8);

nor shall Additional Amounts be paid with respect to any payment of the principal of or interest, if any, on any Note or any payment in respect of the Note Guarantee to any such holder who is a fiduciary or a partnership that is not the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or the beneficial owner would not have been entitled to such Additional Amounts had it been the holder of the Note.

The Issuers, the Guarantor or the paying agent, as applicable, will (i) make any required withholding or deduction, and (ii) remit the full amount deducted or withheld by it to the relevant jurisdiction in accordance with applicable law.

All references in this prospectus supplement and the accompanying prospectus, other than under “—Defeasance” and “—Satisfaction and Discharge” in this prospectus supplement, to the payment of the principal or interest, if any, on or the net proceeds received on the sale or exchange of, any Notes or any payment made under the Note Guarantee shall be deemed to include Additional Amounts to the extent that, in that context, Additional Amounts are, were or would be payable.

In addition, the Issuers shall pay any present or future stamp, issue, registration, court, documentary, excise, property, or similar Taxes (i) imposed by any Relevant Jurisdiction in respect of the execution, issuance, delivery, or registration of the Notes, the Note Guarantee, the Indenture, or any other document or instrument referred to therein, or the receipt of any payments with respect to the Notes, or (ii) imposed by any jurisdiction in respect of the enforcement of the Notes, the Note Guarantee, the Indenture, or any other document or instrument referred to therein.

The Issuers’ and the Guarantor’s respective obligations to pay Additional Amounts if and when due will survive the termination of the Indenture and the payment of all other amounts in respect of the Notes and shall apply mutatis mutandis to any successor of either of the Issuers or the Guarantor, and to any jurisdiction (other than the United States or any state thereof or the District of Columbia, or any political subdivision of any such state or the District of Columbia, or taxing authority or agency thereof or therein) in which such successor is incorporated, organized, engaged in business or otherwise resident for tax purposes, and any political subdivision or governmental authority thereof or therein.

Certain Covenants

The Indenture contains covenants including, among others, those summarized below.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any Principal Property (as defined below) or Capital Stock of a Restricted Subsidiary, whether owned at the Issue Date or thereafter acquired, which Initial Lien secures any Indebtedness, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured, other than the following (“Permitted Liens”):

(1)	Liens securing Indebtedness under Credit Facilities in an aggregate principal amount not to exceed $2,075 million;

(2)

pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases, subleases, licenses or sublicenses to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety, stay, customs, replevin or appeal bonds to which such Person is a party, or deposits as security or for the payment of rent, in each case incurred in the ordinary course of business;

(3)

Liens imposed by law, such as carriers’, warehousemen’s and mechanics’, materialman’s, repairman’s, landlord’s, workman’s, supplier’s and other like Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(4)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(5)

Liens in favor of issuers of surety or performance bonds or letters of credit, bank guarantees, bankers’ acceptances or similar credit transactions issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)

survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)

Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property (other than accessions thereto, proceeds and products thereof and property related to the property being financed or through cross-collateralization of individual financings of equipment provided by the same lender) owned by such Person or any of its Subsidiaries at the time the Lien is incurred, and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 270 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(8)

Liens existing on the Issue Date and extensions, renewals, refinancings and replacements of any such Liens (including any future Liens securing Indebtedness that the Company designates as a “replacement” of such Liens for purposes of this clause, even if such new Indebtedness is not issued concurrently with the repayment of the indebtedness so secured, the proceeds thereof are not used to repay such Indebtedness secured by such Liens or such Indebtedness is incurred for different purposes and by a different borrower) so long as the principal amount of Indebtedness (including for this purpose, revolving commitments under the Credit Agreement as in effect on the Issue Date immediately before the issuance of the Notes, which shall be deemed to be outstanding for these purposes even if undrawn) or other obligations secured thereby is not increased (other than to cover premiums, fees, accrued interest and any expenses of such extension, renewal, refinancing or replacement) and so long as such Liens are not extended to any other property of the Company or any of its Subsidiaries (other than pursuant to blanket lien or after acquired property clauses existing in the applicable agreements (including any obligation to have new guarantors provide liens on the same assets owned by it));

(9)

Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens do not extend to any other property owned by such Person or any of its Subsidiaries, except proceeds and products thereof and improvements thereon or pursuant to after acquired property clauses existing in the applicable agreements at the time such Person becomes a Subsidiary which do not extend to property transferred to such Person by the Company or a Restricted Subsidiary;

(10)

Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or any Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens do not extend to any other property owned by such Person or any of its Subsidiaries other than proceeds or products thereof and accessions thereto;

(11)	Liens securing Indebtedness or other obligations of the Company or a Subsidiary owing to the Company or a Subsidiary of the Company;

(12)

Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (9) and (10); provided, however, that:

(A)	such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements, accessions, proceeds, dividends or distributions in respect thereof) and

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

(i)

the outstanding principal amount or, if greater, committed amount of the indebtedness secured by Liens described under clauses (7), (9) or (10) at the time the original Lien became a Permitted Lien under the Indenture; and

(ii)	an amount necessary to pay any fees and expenses, including premiums, related to such Refinancings;

(13)	judgment Liens not giving rise to an Event of Default;

(14)

Liens securing Indebtedness consisting of (A) the financing of insurance premiums with the providers of such insurance or their affiliates and (B) take-or-pay obligations contained in supply arrangements in the ordinary course of business; and

(15)

other Liens to secure Indebtedness as long as the amount of outstanding Indebtedness secured by Liens incurred pursuant to this clause (15), when aggregated with the amount of Attributable Debt outstanding and incurred in reliance on clause (5) under “—Certain Covenants—Limitation on Sale and Leaseback Transactions,” does not exceed 15.0% of Consolidated Total Assets at the time any such Lien is granted; provided, however, notwithstanding whether this clause (15) would otherwise be available to secure Indebtedness, Liens securing Indebtedness originally secured pursuant to this clause (15) may secure Refinancing Indebtedness in respect of such Indebtedness and such Refinancing Indebtedness shall be deemed to have been secured pursuant to this clause (15).

“Principal Property” means any manufacturing or production plant located in the United States of America (including fixtures but excluding leases and other contract rights which might otherwise be deemed real property) owned by the Company or any Restricted Subsidiary, whether owned on the date hereof or thereafter, provided each such plant has a net book value at the date as of which the determination is being made of in excess of 1% of the Consolidated Total Assets of the Company and its Subsidiaries, other than any such plant which, in the opinion of the Board of Directors (evidenced by a certified board resolution thereof delivered to the Trustee), is not of material importance to the business conducted by the Company and its Subsidiaries taken as a whole. As of the Issue Date, neither the Company nor any Restricted Subsidiary owns any “Principal Property.” If the Company or one of its Domestic Subsidiaries acquires property in the future that is “Principal Property,” such entity will be subject to this covenant.

Any Lien created for the benefit of the Holders of the Notes pursuant to the first paragraph of this covenant shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens described in the definition of “Permitted Liens” but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in the definition of “Permitted Liens,” the Company shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being incurred or existing pursuant to only one of such clauses.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

(1)	the Sale and Leaseback Transaction is solely with the Company or a Subsidiary of the Company;

(2)	the lease is for a period not in excess of 24 months, including renewals;

(3)

the Company or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1) through (14) of the definition of “Permitted Liens,” without equally and ratably securing the Notes then outstanding under the Indenture, to create, incur, issue, assume or guarantee Indebtedness secured by a Lien on such property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

(4)

the Company or such Restricted Subsidiary within 360 days after the sale of such Principal Property in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the net proceeds of the sale of such Principal Property to (i) the permanent retirement of Notes, other Indebtedness of each of the Issuers ranking on a parity with the Notes or Indebtedness of the Company or a Subsidiary of the Company or (ii) the purchase of property; or

(5)

the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the Issue Date (other than any such Sale and Leaseback Transaction as would be permitted as described in clauses (1) through (4) of this sentence), plus the aggregate principal amount of Indebtedness secured by Liens on properties then outstanding (not including any such Indebtedness secured by Liens described in clauses (1) through (14) of the definition of “Permitted Liens”) which do not equally and ratably secure such outstanding Notes (or secure such outstanding Notes on a basis that is prior to other Indebtedness secured thereby), would not exceed 15% of Consolidated Total Assets.

Merger and Consolidation

Aptiv will not, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets in one or a series of related transactions to, any Person, unless:

(1)

the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, limited liability company, limited liability partnership, limited company, or other similar organization organized and existing under the laws of (x) the United States of America or any State thereof or the District of Columbia or (y) the United Kingdom, Jersey and any other jurisdiction in the Channel Islands, any member state of the European Union as in effect on the Issue Date, Switzerland, Bermuda, the Cayman Islands or Singapore, provided that, the Successor Company (if not Aptiv) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee and the Registrar and Paying Agent, all the obligations of Aptiv under the Indenture and the Notes (and, if the Successor Company is not a corporation, the Issuers shall cause a corporate co-issuer to become a co-obligor on the Notes);

(2)	immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(3)

the Issuers shall have delivered to the Trustee and the Registrar and Paying Agent an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Aptiv under the Indenture, and the predecessor Issuers other than in the case of a lease, will be released from the obligation to pay the principal of and interest on the Notes.

In addition, the Co-Obligor will not, directly or indirectly, consolidate with or merge with or into any Person unless:

(1) (A)

the resulting, surviving or transferee Person (the “Successor Co-Obligor”) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all the obligations of the Guarantor under its Note Guarantee;

(B)	immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(C)

the Issuers will have delivered to the Trustee, Registrar and Paying Agent an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; or

(2)	such Issuer will no longer be a Subsidiary of Aptiv, in which case it shall be released from its obligation in connection therewith.

The Successor Co-Obligor will succeed to, and be substituted for, and may exercise every right and power of, the Co-Obligor under the Indenture, and the predecessor Co-Obligor will be released from the obligation to pay the principal of and interest on the Notes.

Notwithstanding the first paragraph above or the immediately preceding paragraph: (A) any Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to an Issuer, the Guarantor or any Subsidiary of the Company; and (B) the Issuers and the Guarantor may merge with an Affiliate organized solely for the purpose of reorganizing the Issuers or the Guarantor in another jurisdiction.

Defaults

Each of the following is an “Event of Default” with respect to the Notes of a series:

(1)	a default in any payment of interest on the Notes of such series when due and payable that continues for 30 days;

(2)

a default in the payment of principal of any Note of such series when due and payable at its Stated Maturity, upon optional redemption or required repurchase, upon declaration of acceleration or otherwise;

(3)

the failure by the Issuers or the Guarantor to comply with their respective obligations under the covenant described under “—Certain Covenants—Merger and Consolidation” above with respect to the Notes of such series;

(4)

the failure by Aptiv or any Restricted Subsidiary to comply for 60 days after notice with any of its obligations under the covenant described under “—Change of Control Triggering Event” above (other than a failure to purchase Notes of such series);

(5)

the failure by Aptiv or any Subsidiary to comply for 90 days after notice as specified in the Indenture with its other agreements contained in the Indenture with respect to the Notes of such series; and

(6)	certain events of bankruptcy, insolvency or reorganization of either of the Issuers (the “bankruptcy provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (4) or (5) will not constitute an Event of Default with respect to any Notes until the Trustee notifies the Issuers or the Holders of at least 25% in principal amount of the outstanding Notes of a series and notes of all series affected thereby notify the Issuers and the Trustee of the default and the Issuers do not cure such default within the time specified in clauses (4) or (5) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers) occurs and is continuing, the Trustee (at the direction of the Holders) or the Holders of at least 25% in principal amount of the outstanding Notes of a series and all other notes issued under the Indenture affected thereby (all such series voting as a single class) by notice to the Issuers may declare the principal of and accrued but unpaid interest on all of the Notes of such series and such other notes of the affected series to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of either of the Issuers occurs, the principal of and interest on all of the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes of a series and all other notes issued under the Indenture affected thereby (all such series voting as a single class) may rescind any such acceleration and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note of a series may pursue any remedy with respect to the Indenture or the Notes of such series unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	Holders of at least 25% in principal amount of the outstanding Notes of such series and all other notes of all series affected thereby have requested the Trustee in writing to pursue the remedy,

(3)	such Holder has offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the Holders of a majority in principal amount of the outstanding Notes of such series have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes of a series and all other notes of all series affected thereby will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the Notes of such series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to security or indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses.

If a Default occurs and notice of such Default is given to a Trust Officer of the Trustee with respect to the Notes of a series, the Trustee must deliver to each Holder of the Notes of such series, notice of the Default within 30 days after written notice of it is received by a Trust Officer of the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Issuers will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action the Issuers are taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture or the Notes of a series may be amended as it relates to the Notes of such series with the written consent of the Holders of a majority in principal amount of the Notes of such series then outstanding and all other notes issued under the Indenture affected thereby (all such series voting as a single class) and any past default or compliance with any provisions with respect to the Notes of a series may be waived with the consent of the Holders of a majority in principal amount of the Notes of such series then outstanding and all other notes of all series affected thereby voting as a single class. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of the Notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption of any Note or change the scheduled date at which any Note may be redeemed as described under “—Optional Redemption” above;

(5)	make any Note payable in money other than that stated in the Note;

(6)

impair the right of any Holder of Notes to receive payment of principal of, and interest on, such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(7)	make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions.

Notwithstanding anything herein or otherwise, the provisions under the Indenture relative to the Issuers’ respective obligations to make any offer to repurchase the Notes as a result of a Change of Control Triggering Event as described under the heading “—Change of Control Triggering Event” above may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Without the consent of any Holder of the Notes, the Issuers, the Trustee and the Registrar and Paying Agent, as applicable, may amend the Indenture and the Notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation of the respective obligations of the Issuers or the Guarantor under the Indenture;

(3)

provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code);

(4)	add additional Note Guarantees or to confirm and evidence the release, termination or discharge of the Note Guarantee when such release, termination or discharge is permitted under the Indenture;

(5)	add to the covenants of the Company or the Issuers for the benefit of the Holders of Notes or to surrender any right or power conferred upon the Company or the Issuers;

(6)	make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that

(A)	compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and

(B)	such amendment does not materially affect the rights of Holders to transfer Notes;

(7)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA;

(8)	to establish the form or forms or terms of notes of any series as permitted under the provisions of the Indenture relating to the issuance of notes in series;

(9)	convey, transfer, assign, mortgage or pledge as security for the Notes any property or assets in accordance with the covenant described under “—Certain Covenants—Limitation on Liens;”

(10)	conform any provision of the Indenture or the Notes to this “Description of Notes;” or

(11)	make any other change that does not adversely affect the rights of any Holder in any material respect.

The consent of the Holders will not be necessary to approve the particular form of any proposed amendment or waiver. It will be sufficient if such consent approves the substance of the proposed amendment or waiver.

An amendment that changes or eliminates any covenant or event of default set forth in the Indenture or other provision of the Indenture that has been expressly included solely for the benefit of one or more particular series of debt securities, if any, or which modifies the rights of the holders of debt securities of such series with respect to such covenant, event of default or other provision, shall be deemed not to affect the rights under the Indenture of the holders of debt securities of any other series.

After an amendment becomes effective, the Issuers are required to deliver to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

A Holder will be able to transfer or exchange Notes in accordance with the restrictions set forth in the Indenture. Upon any transfer or exchange, the Registrar and Paying Agent and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange that are required by law or permitted by the Indenture. The Issuers will not be required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the Holder will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

When (1) the Issuers deliver to the Registrar and Paying Agent all outstanding Notes of a series for cancellation or (2) all outstanding Notes of a series have become due and payable or will become due and payable within one year, whether at maturity or on a redemption date as a result of the delivery by the Issuers of a notice of irrevocable redemption to the Trustee and the Registrar and Paying Agent and, in the case of clause (2), the Issuers deposit with the Registrar and Paying Agent funds or U.S. Government Obligations sufficient to pay at maturity or upon redemption all outstanding Notes of such series, including premium, if any, interest thereon to maturity or such redemption date, and if in any case the Issuers pay all other sums payable under the Indenture by the Issuers with respect to the Notes of such series, then the Indenture shall, subject to certain exceptions, cease to be of further effect with respect to all outstanding Notes of such series; provided that in a discharge in connection with any redemption that requires the payment of a premium based on the Treasury Rate plus a specified amount of basis points (the “Applicable Premium”), the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Paying Agent equal to the Applicable Premium with respect to such series of Notes calculated as of the date of the notice of redemption, with any deficit on the date of redemption (the “Applicable Premium Deficit”) only required to be deposited with the Paying Agent on or prior to the date of the redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Paying Agent with a copy to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption.

Defeasance

The Issuers may, as described below, at any time terminate all their and the Guarantor’s respective obligations under the Indenture with respect to a series of Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a Registrar and Paying Agent in respect of the Notes of a series.

In addition, the Issuers may, as described below, at any time terminate in respect of the Notes of a series:

(1)	their respective obligations under the covenants described under “—Change of Control Triggering Event” and “—Certain Covenants,” and
(2)

the operation of the covenant default provisions and the bankruptcy provisions (other than with respect to the Issuers) described under “—Defaults” above (“covenant defeasance” and such provisions the “defeased provisions”).

In the event that the Issuers exercise their legal defeasance option or their covenant defeasance option with respect to the Notes of a series, the Guarantor will be released from all of its obligations with respect to its Note Guarantee in respect of such series of Notes.

The Issuers may exercise their legal defeasance option notwithstanding its prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option with respect to the Notes of a series, payment of the Notes of such series may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option with respect to the Notes of a series, payment of the Notes of such series may not be accelerated because of an Event of Default specified in, or resulting from a breach of, the defeased provisions.

In order to exercise either defeasance option with respect to the Notes of a series, the Issuers must deposit in trust (the “defeasance trust”) with the Paying Agent money in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Paying Agent, to pay the principal of, premium (if any) and interest in respect of the Notes of such series to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Paying Agent with a copy to the Trustee of an Opinion of Counsel to the effect that beneficial owners of Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law).

Book-Entry, Delivery and Form

The Notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York (“DTC”), and registered in the name of a nominee of DTC in the form of a global certificate. DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or Holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Notes for all purposes under the indenture governing the Notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the Notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of the Issuers, the Trustee or any paying agent under the indenture governing the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a Holder requires physical delivery of a certificated security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such Holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the Notes.

DTC has advised us that it will take any action permitted to be taken by a Holder of Notes, including the presentation of Notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the Notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuers nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the Notes sold outside of the United States and cross-market transfers of the Notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive Notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the Notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending Notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer Notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these Notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Certificated Securities

A Global Note is exchangeable for certificated securities if:

•

DTC (1) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (2) has ceased to be a Clearing Agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary; or

•	there has occurred and is continuing a default or an event of default with respect to the Notes.

Concerning the Trustee and the Registrar and Paying Agent

Wilmington Trust, National Association is the Trustee under the Indenture and Deutsche Bank Trust Company Americas has been appointed by the Issuers as Registrar and Paying Agent with regard to the Notes. The Trustee and its affiliates have engaged and may in the future engage in financial or other transactions with the Issuers, the Guarantor and their respective affiliates in the ordinary course of their respective businesses, subject to the TIA.

The Registrar and Paying Agent have engaged, currently are engaged, and may in the future engage in financial or other transactions with the Issuers, the Guarantor and their respective affiliates in the ordinary course of their respective businesses.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Notes” has the meaning given to such term under “—Indenture May Be Used for Future Issuances.”

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Debt” means, with respect to any Sale and Leaseback Transaction that does not result in a Capitalized Lease Obligation, the present value (computed in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease which is terminable by the lessee upon payment of a penalty, the Attributable Debt shall be the lesser of:

(1)

the Attributable Debt determined assuming termination upon the first date such lease may be terminated (in which case the Attributable Debt shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated); and

(2)	the Attributable Debt determined assuming no such termination.

“Board of Directors” means the board of directors of either of the Issuers or any committee thereof duly authorized to act on behalf of the board of directors of either of the Issuers.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

“Cash Management Obligations” means obligations in respect of overdraft and related liabilities arising from treasury, depositary and cash management services or any automated clearing house transfers of funds or participating in commercial (or purchasing) card programs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Consolidated Total Assets” means, at any time, the total consolidated assets of the Company and its Subsidiaries, as shown on the most recent balance sheet of the Company at such time calculated on a pro forma basis to give effect to any acquisition or disposition of any Person or line of business after the date thereof.

“Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of June 24, 2021, by and among Aptiv PLC, Aptiv Corporation, Aptiv Global Financing Designated Activity Company, the subsidiary borrowers from time to time party thereto, the several lenders and issuing banks from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be further amended (including any amendment and restatement thereof), supplemented, extended or otherwise modified from time to time, including that certain Amendment No. 1, dated April 19, 2023, by and among Aptiv PLC, Aptiv Corporation, Aptiv Global Financing Designated Activity Company, the subsidiary borrowers from time to time party thereto, the several lenders and issuing banks from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

“Credit Facilities” means (1) the Credit Agreement and (2) one or more debt facilities, indentures or other agreements refinancing, replacing, amending, restating or supplementing (whether or not contemporaneously and whether or not related to the agreements specified above) or otherwise restructuring or increasing the amount of available borrowings or other credit extensions under or making Subsidiaries of the Company a borrower, additional borrower or guarantor under, all or any portion of the Indebtedness under such agreement or any successor, replacement or supplemental agreement and whether including any additional obligors or with the same or any other agent, lender or group of lenders or with other financial institutions or lenders.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Domestic Subsidiary” means any Subsidiary that was formed under the laws of the United States, any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(2)	statements and pronouncements of the Financial Accounting Standards Board,

(3)	such other statements by such other entities as approved by a significant segment of the accounting profession, and

(4)

the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

Notwithstanding the foregoing, any lease of the Company or its Subsidiaries that would have been classified and accounted for as an operating lease under GAAP prior to the change in GAAP pursuant to the Financial Accounting Standards Board’s Accounting Standards Update Topic 842 shall be treated as an operating lease for purposes of this Description of Notes and the Indenture.

“guarantor” means Aptiv Corporation and any Person that provides a Note Guarantee under the Indenture.

“Holder” means the Person in whose name a Note is registered on the Registrar and Paying Agent’s books.

“Indebtedness” means the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money.

Notwithstanding the foregoing, (i) in connection with the purchase by the Company or any Subsidiary of any business, the term “Indebtedness” will exclude bona fide post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter and (ii) Cash Management Obligations and other obligations in respect of card obligations, netting services, overdraft protections, cash management services and similar arrangements shall not constitute Indebtedness.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“interest” means, with respect to the Notes, interest on the Notes.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Standard & Poor’s or if Moody’s or Standard & Poor’s shall cease to provide a rating of the Notes, an equivalent rating by any other Ratings Agency.

“Issue Date” means the date Notes are first issued under the Indenture.

“Legal Holiday” means a Saturday, Sunday or other day on which the Trustee, the Registrar and Paying Agent or banking institutions are not required by law or regulation to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge in the nature of an encumbrance of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that any obligation in respect of an operating lease shall not be deemed a lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating business.

“Note Guarantee” means each guarantee of the obligations with respect to the Notes issued by a Guarantor pursuant to the terms of the Indenture.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of either of the Issuers. “Officer” of the Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee and/or Registrar and Paying Agent. The counsel may be an employee of or counsel to the Issuers or the Guarantor.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Ratings Agency” means (a) Standard & Poor’s and Moody’s or (b) if Standard & Poor’s or Moody’s or either or both of them shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors), which shall be substituted for Standard & Poor’s or Moody’s or either or both of them, as the case may be.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness, including, in any such case from time to time, after the discharge of the Indebtedness being Refinanced. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is incurred to Refinance (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Subsidiary existing on the Issue

Date or incurred in compliance with the Indenture (including Indebtedness that Refinances Refinancing Indebtedness); provided, however, that such Refinancing Indebtedness is incurred in an aggregate principal amount (or if incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount of the Indebtedness being refinanced (or if issued with original issue discount, the aggregate accreted value) then outstanding (or that would be outstanding if the entire committed amount of any credit facility being Refinanced were fully drawn) plus fees and expenses, including any premium and defeasance costs and accrued interest.

“Restricted Subsidiary” means any Domestic Subsidiary of the Company that directly owns any Principal Property.

“Sale and Leaseback Transaction” means an arrangement relating to property, plant or equipment now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than (i) leases between the Company and a Subsidiary or between Subsidiaries or (ii) any such transaction entered into with respect to any property, plant or equipment or any improvements thereto at the time of, or within 180 days after, the acquisition or completion of construction of such property, plant or equipment or such improvements (or, if later, the commencement of commercial operation of any such property, plant or equipment), as the case may be, to finance the cost of such property, plant or equipment or such improvements, as the case may be.

“SEC” means the United States Securities and Exchange Commission.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02(w)(1) or (2) under Regulation S-X promulgated by the SEC as in effect on the Issue Date.

“Standard & Poor’s” means S&P Global Ratings, a division of S&P Global Inc., and any successor to its rating business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1)	such Person,

(2)	such Person and one or more Subsidiaries of such Person or

(3)	one or more Subsidiaries of such Person.

Unless otherwise specified herein or context otherwise requires, all references to any Subsidiary shall be to a Subsidiary of the Company.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trustee” means the party named as such in the Indenture until a successor or assignee replaces it and, thereafter, means the successor or assignee.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters and who shall have direct responsibility for the administration of the indenture.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the Issuers’ option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

TAX CONSIDERATIONS

The information presented under the caption “Jersey Tax Considerations” below is a discussion of the material Jersey tax consequences of investing in the Notes. The information presented under the caption “Irish Tax Considerations” below is a discussion of the material Irish tax consequences of investing in the Notes. The information presented under the caption “U.S. Federal Income Tax Considerations” below is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of investing in the Notes.

You should consult your tax adviser regarding the applicable tax consequences to you of investing in the Notes under the laws of Ireland, Jersey and the United States (federal, state and local) and any other applicable foreign jurisdiction.

Irish Tax Considerations

The following is a summary of the principal Irish withholding tax consequences for individuals and companies of ownership of the Notes, and some other miscellaneous tax matters, based on the laws and practice of the Irish Revenue Commissioners currently in force in Ireland and may be subject to change. It deals with Holders who beneficially own their Notes as an investment and who are not associated with the Issuers (otherwise than by virtue of holding the notes). Particular rules not discussed below may apply to certain classes of taxpayers holding Notes, such as dealers in securities, trusts, etc. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Prospective investors in the Notes should consult their professional advisers on the tax implications of the purchase, holding, redemption or sale of the Notes and the receipt of interest thereon under the laws of their country of residence, citizenship or domicile.

Taxation of Holders

Withholding Tax

In general, tax at the standard rate of income tax (currently 20%) is required to be withheld from payments of Irish-source interest, which may include interest payable on the Notes.

The Issuers will not be obliged to make a withholding or deduction for or on account of Irish income tax from a payment of interest on a Note so long as interest paid on the relevant Note falls within one of the following categories:

(a)

the Notes are quoted Eurobonds, i.e., securities which are issued by a company (such as the Issuers), which are listed on a recognised stock exchange (such as the NYSE) and which carry a right to interest; and

(b)	the person by or through whom the payment is made is not in Ireland, or if such person is in Ireland, either:

(i)	the Notes are held in a clearing system recognised by the Irish Revenue Commissioners (DTC, Euroclear and Clearstream are, amongst others, so recognised); or

(ii)

the Holder (to the extent the Holder is the beneficial owner of the quoted Eurobond and is beneficially entitled to the interest) is not resident in Ireland and has made a declaration to a relevant person (such as a paying agent located in Ireland) in the prescribed form.

Thus, so long as the Notes continue to be quoted on the NYSE and are held in DTC, Euroclear and/or Clearstream, interest on the Notes can be paid by any paying agent acting on behalf of the Issuers free of any withholding or deduction for or on account of Irish income tax. If the Notes continue to be quoted but cease to be held in a recognised clearing system, interest on the Notes may be paid without any withholding or deduction for or on account of Irish income tax, provided such payment is made through a paying agent outside Ireland.

Encashment Tax

Irish tax will be required to be withheld at a rate of 25% from interest on any Note, where such interest is collected or realised by a bank or encashment agent in Ireland on behalf of any Holder. There is an exemption from encashment tax where (i) the beneficial owner of the interest is not resident in Ireland and has made a declaration to this effect in the prescribed form to the encashment agent or bank or (ii) the beneficial owner of the interest is a company which is within the charge to Irish corporation tax in respect of the interest.

Stamp Duty

No stamp duty, capital duty or similar tax is imposed in Ireland on the issue of the Notes. Furthermore, no stamp duty is imposed in Ireland on the transfer of the Notes within DTC, Euroclear or Clearstream.

Jersey Tax Considerations

The following summary of the anticipated treatment of Aptiv and holders of Notes (other than residents of Jersey) is based on Jersey taxation law and practice as they are understood to apply at the date of this document and is subject to changes in such taxation law and practice. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Prospective investors in the Notes should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of the Notes under the laws of any jurisdiction in which they may be liable to taxation.

Taxation of Aptiv

Aptiv is not regarded as a resident for tax purposes in Jersey. Therefore, Aptiv will not be liable to Jersey income tax other than on Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended) and payments in respect of the Notes may be paid by Aptiv without withholding or deduction for or on account of Jersey income tax. The holders of Notes (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such Notes.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the Notes except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer the Notes on the death of a holder of such Notes where such Notes are situated in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of Notes domiciled in Jersey, or situated in Jersey in respect of a holder of Notes domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000. Where the Notes are in registered form and the register is not maintained in Jersey, such Notes should not be considered to be situated in Jersey for these purposes.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

If you are in any doubt as to your tax position you should consult your professional tax adviser.

U.S. Federal Income Tax Considerations

The following summary describes material U.S. federal income tax consequences of ownership and disposition of the Notes to U.S. Holders, as defined below. This discussion applies only if you:

•

purchase the Notes of a series in this offering at the “issue price” of the Notes of such series, which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes of such series is sold for money, and

•	hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, for investment).

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are in a category of persons that are subject to special rules, such as:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities,

•	persons holding Notes as part of a hedge, “straddle,” integrated transaction or similar transactions,

•	U.S. Holders whose functional currency is not the U.S. dollar,

•

pass-through entities (e.g., S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes) or investors who hold the Notes through pass-through entities,

•	tax-exempt entities,

•	U.S. expatriates and former citizens or long-term residents of the United States,

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax,

•	U.S. Holders that hold the Notes through non-U.S. brokers or other non-U.S. intermediaries,

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the Notes to their financial statements under Section 451 of the Code, or

•	persons subject to the alternative minimum tax.

If you are a partner in an entity that is classified as a partnership for U.S. federal income tax purposes and that holds Notes, your U.S. federal income tax treatment with respect to the Notes will generally depend on your status and upon the activities of the partnership. You and the partnership should each consult your own tax advisor as to the particular U.S. federal income tax consequences of owning and disposing of the Notes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein (possibly with retroactive effect). You should consult your own tax advisor with regard to the application of the U.S. federal income tax laws (including the unearned income Medicare contribution tax under Section 1411 of the Code) to your particular situation as well as any tax consequences arising under other U.S. federal tax laws (such as estate and gift tax laws) or the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia, or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Possible Application of Rules Governing Contingent Payment Debt Instruments

Under certain circumstances, including as described under “Description of Notes—Change of Control Triggering Event” and “Description of Notes—Additional Amounts,” payments on the Notes of a series may be made at times and/or in amounts that differ from the times and amounts which are otherwise required under the Notes of such series. We intend to take the position that the possibility of such payments does not result in the Notes of any series being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is binding on you unless you disclose that you are taking a contrary position in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, and if the IRS were to challenge this position, you might be required to use the accrual method, even if you were otherwise a cash method taxpayer, to accrue income on a Note in excess of the stated interest on the Note and to treat as ordinary income rather than capital gain any income that you recognize on the taxable disposition of the Note. The remainder of this discussion assumes that the Notes of each series will not be considered contingent payment debt instruments.

Effect of Co-Issuance

On the Issue Date, all or a portion of the proceeds of the offering of the Notes of each series will be borrowed by Aptiv Global Financing Designated Activity Company and the remaining portion of the proceeds of the offering of the Notes of each series will be borrowed by Aptiv. The portion of the proceeds of the Notes of each series that will be borrowed by Aptiv Global Financing Designated Activity Company and the portion of the proceeds of the Notes of each series that will be borrowed by Aptiv, if any, in each case, on the Issue Date, and after any subsequent change to such allocation (as discussed below), will be made available to a holder or beneficial owner of the Notes upon request by contacting Aptiv Investor Relations (which can be reached through Aptiv’s website or at ir@aptiv.com).

Aptiv Global Financing Designated Activity Company and Aptiv have the right to change the allocation of the Notes of a series between Aptiv Global Financing Designated Activity Company and Aptiv for any reason (including, but not limited, as a result of a redemption of any Notes of such series or the issuance of Additional Notes of such series, in each case, in a different allocation between Aptiv Global Financing Designated Activity Company and Aptiv than the initial allocation with respect to the outstanding Notes of such series). Aptiv Global Financing Designated Activity Company and Aptiv may issue Additional Notes of a series that have a different allocation than the initial allocation with respect to the outstanding Notes of such series. In such event, we intend to take the position that, while not entirely clear, such Additional Notes of such series are fungible with the outstanding Notes of such series for U.S. federal income tax purposes, resulting in a change in the allocation of the outstanding Notes of such series so as to have the same allocation across the Additional Notes of such series and the outstanding Notes of such series. While we also intend to take the position that any such transaction will not result in a taxable event for U.S. federal income tax purposes, there can be no assurance that the IRS or a court will agree with our position, in which case beneficial owners may recognize gain, but potentially not loss, in such transaction.

You should consult your own tax advisor as to the treatment of the Notes (including any related U.S. federal income tax consequences).

Stated Interest

Stated interest paid on a Note (including any amounts withheld and any Additional Amounts paid in respect of withholding taxes imposed on payments on the Note) will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. It is expected and this discussion assumes that the Notes of each series will be issued without original issue discount for U.S. federal income tax purposes.

Foreign Tax Credit

Interest paid on a Note generally will be foreign-source “passive category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder under U.S. federal income tax law. Non-U.S. withholding taxes, if any, paid by or on behalf of a U.S. Holder at the rate applicable to such U.S. Holder may be eligible for foreign tax credits (or, at such U.S. Holder’s election, deductions in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations and conditions (including that the election to deduct or credit non-U.S. taxes applies to all of the U.S. Holder’s applicable non-U.S. taxes for a particular tax year). Applicable U.S. Treasury regulations may restrict the availability of any foreign tax credit based on the nature of the withholding tax imposed by a non-U.S. jurisdiction. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. A U.S. Holder should consult its own tax advisor regarding the creditability or deductibility of any non-U.S. withholding taxes.

Sale, Exchange, Redemption or Retirement

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition of the Note and the U.S. Holder’s tax basis in the Note (generally, its cost). For these purposes, the amount realized does not include any amount attributable to accrued stated interest. Amounts attributable to accrued stated interest and not previously included in income are treated as interest as described under “—Stated Interest” above.

Gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption, retirement or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses may be subject to limitations.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to report information relating to an interest in “specified foreign financial assets,” subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return for each year in which they hold an interest in such specified foreign financial assets. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such holder for the related tax year may not close before the date which is three years after the date on which such report is filed. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of the Notes, including the significant penalties for non-compliance.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with stated interest payments on the Notes to, and the proceeds from a sale or other disposition (including a retirement or redemption) of the Notes by, a U.S. Holder unless the U.S. Holder is an exempt recipient. A U.S. Holder will be subject to U.S. backup withholding on payments of these amounts if the U.S. Holder fails to provide the U.S. Holder’s taxpayer identification number to the appropriate withholding agent and complies with certain certification procedures, or otherwise fails to establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, if the U.S. Holder timely provides the required information to the IRS.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally, and not jointly, agreed to purchase from the Issuers, and the Issuers have agreed to sell to the underwriters, the principal amount of Notes listed opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement:

Underwriters	Principal Amount of 2029 Notes	Principal Amount of 2034 Notes	Principal Amount of 2054 Notes
J.P. Morgan Securities LLC	$137,500,000	$137,500,000	$137,500,000
Goldman Sachs & Co. LLC	137,500,000	137,500,000	137,500,000
Barclays Capital Inc.	33,000,000	33,000,000	33,000,000
BNP Paribas Securities Corp.	33,000,000	33,000,000	33,000,000
BofA Securities, Inc.	33,000,000	33,000,000	33,000,000
Citigroup Global Markets Inc.	33,000,000	33,000,000	33,000,000
Deutsche Bank Securities Inc.	33,000,000	33,000,000	33,000,000
SG Americas Securities, LLC	13,750,000	13,750,000	13,750,000
SMBC Nikko Securities America, Inc.	13,750,000	13,750,000	13,750,000
Standard Chartered Bank	13,750,000	13,750,000	13,750,000
TD Securities (USA) LLC	13,750,000	13,750,000	13,750,000
Truist Securities, Inc.	13,750,000	13,750,000	13,750,000
UniCredit Capital Markets LLC	13,750,000	13,750,000	13,750,000
U.S. Bancorp Investments, Inc.	13,750,000	13,750,000	13,750,000
Wells Fargo Securities, LLC	13,750,000	13,750,000	13,750,000

Total	$550,000,000	$550,000,000	$550,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes offered hereby are subject to certain conditions and that the underwriters will purchase all of the Notes offered by this prospectus supplement if any of the Notes are purchased. The underwriting agreement also provides that if an underwriter defaults with respect to the Notes, the purchase commitments of non-defaulting underwriters may be increased or the offering of the Notes may be terminated under certain conditions.

The Issuers have been advised by the underwriters that the underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the offering price and other selling terms. The underwriters may offer and sell Notes through certain of their affiliates. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts that the Issuers are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes and in total):

Paid by Aptiv
Per 2029 Note	0.600%
Per 2034 Note	0.650%
Per 2054 Note	0.875%
Total	$11,687,500

The Issuers estimate that their expenses of this offering, excluding the underwriting discounts, will be approximately $4.8 million.

In the underwriting agreement, the Issuers and the Guarantor have agreed that they will indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The Issuers intend to apply to list the Notes of each series on the NYSE. If such listings are obtained, the Issuers will have no obligation to maintain such listings, and the Issuers may delist the Notes of any series at any time. There is currently no established trading market for the Notes of any series. The underwriters have advised the Issuers that they currently intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making with respect to the Notes of any series without notice. Accordingly, the Issuers cannot assure you as to the development or liquidity of any market for the Notes of any series.

In connection with this offering of the Notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the aggregate principal amount of Notes of a series offered pursuant to this prospectus, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Any of these activities may cause the market prices of the Notes to be higher than they would otherwise be in the absence of those transactions. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S.-registered broker-dealers as permitted by the regulations of FINRA.

Extended Settlement

The Issuers expect that the delivery of the Notes will be made against payment therefor on or about September 13, 2024, which will be the fourth day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+4 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the date that is more than one business day preceding the settlement date should consult their own advisor.

Conflicts of Interest

Certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. As a result of the intended use of net proceeds of this offering to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates may receive at least 5% of the net proceeds of this offering. The receipt of at least 5% of the net proceeds of this offering by any underwriter or its affiliates would be considered a “conflict of interest” under FINRA Rule 5121 for such underwriters. Consequently, this offering will be conducted in accordance with the applicable requirements of FINRA Rule 5121. Rule 5121 requires prominent disclosure of the nature of the conflict of interest in the prospectus supplement for the public offering. Pursuant to Rule 5121(a)(1)(C), the appointment of a qualified independent underwriter is not necessary in connection with this offering as the securities offered are investment grade rated.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have from time to time provided, and may provide in the future, various financial advisory, investment banking and commercial banking services to us and our affiliates, for which they have received or will receive customary fees and reimbursement of expenses. In particular, certain of the underwriters and/or their respective affiliates are parties to and are agents and/or lenders under our credit facilities and receive customary compensation in connection therewith. The credit facilities were negotiated on an arm’s length basis and contain terms pursuant to which the lenders receive customary fees. In addition, each of the underwriters are acting as underwriters for the Concurrent Offering. Accordingly, each of the underwriters or their affiliates may receive underwriting commissions from the Concurrent Offering. Additionally, certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. As a result of the intended use of net proceeds of this offering to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates may receive a portion of the net proceeds of this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

If any of the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their respective affiliates routinely hedge, and certain other of those underwriters or their respective affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby.

In addition, Deutsche Bank Securities Inc., one of the underwriters, is an affiliate of the Registrar, Paying Agent and Authenticating Agent under the indenture governing the Notes.

Selling Restrictions

Jersey

There shall be no invitation to the public in Jersey to apply for any Notes and there shall be no circulation in Jersey of any offer for subscription, sale or exchange of the Notes.

Ireland

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available otherwise than in conformity with:

(i)

the provisions of the Prospectus Regulation, European Union (Prospectus) Regulations 2019 and any rules and guidance issued by the Central Bank of Ireland (the “Central Bank”) under Section 1363 of the Irish Companies Act 2014 (as amended, the “Irish Companies Act”);

(ii)

the provisions of the European Union (Markets in Financial Instruments) Regulations, 2017 (as amended, the “MiFiD II Regulations”), including Regulation 5 (Requirement for authorization (and certain provisions concerning MTFs and OTFs)) thereof or any rules or codes of conduct made under the MiFiD II Regulations and the provisions of the Investor Compensation Act 1998 (as amended);

(iii)	the provisions of the Irish Companies Act, the Irish Central Bank Acts 1942 to 2018 (as amended) and any codes of practice made under Section 117(1) of the Central Bank Act 1989 (as amended); and

(iv)

the provisions of the Market Abuse Regulation (EU) 596/2014 (as amended), the European Union (Market Abuse) Regulations 2016 (as amended) and any rules and guidance issued by the Central Bank under Section 1370 of the Irish Companies Act.

European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Notes. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Regulation.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of the Notes. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In the UK, the communication of this prospectus supplement, the accompanying prospectus, any related free writing prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this prospectus supplement, the accompanying prospectus and any related free writing prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any related free writing prospectus or any of their contents. The Notes are not being offered to the public in the UK.

Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of and have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement, the accompanying prospectus or any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the offering, the Company or the notes has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of notes will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the notes.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong

Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this documents have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivative contracts (each term as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Taiwan

The Notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Notes in Taiwan.

United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this prospectus supplement, the accompanying prospectus and any other offering or marketing material relating to the Notes or the offering do not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement, the accompanying prospectus and any other offering or marketing material relating to the Notes or the offering have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Korea

Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes or the offering should be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell the notes in the Republic of Korea (“Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes or the offering to acquire the Notes under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The Notes have not been registered with the Financial Services Commission of Korea in any way pursuant to the FSCMA, and the Notes may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the Notes may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold Notes complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold Notes.

LEGAL MATTERS

Certain legal matters related to this offering, including the validity of the Notes offered hereby, will be passed upon for us by our legal counsel, Davis Polk & Wardwell LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Aptiv PLC appearing in Aptiv PLC’s Annual Report on Form 10-K for the year ended December 31, 2023, and the effectiveness of Aptiv PLC’s internal control over financial reporting as of December 31, 2023 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

APTIV PLC

DEBT SECURITIES

GUARANTEES

PREFERRED SHARES

ORDINARY SHARES

WARRANTS

PURCHASE CONTRACTS

UNITS

APTIV CORPORATION

DEBT SECURITIES

GUARANTEES

WARRANTS

PURCHASE CONTRACTS

UNITS

APTIV GLOBAL FINANCING DESIGNATED ACTIVITY COMPANY

DEBT SECURITIES

GUARANTEES

Guarantees by certain subsidiaries of Aptiv PLC

We may offer from time to time ordinary shares of Aptiv PLC, preferred shares of Aptiv PLC, debt securities of Aptiv Corporation, debt securities of Aptiv PLC, debt securities of Aptiv Global Financing Designated Activity Company, warrants, purchase contracts or units. The debt securities of Aptiv Corporation and Aptiv Global Financing Designated Activity Company may be co-issued or guaranteed by Aptiv PLC and one or more subsidiaries of Aptiv PLC, and the debt securities of Aptiv PLC may be co-issued or guaranteed by one or more of its subsidiaries, in each case on terms to be determined at the time of the offering. In addition, certain selling shareholders to be identified in a prospectus supplement may offer and sell ordinary shares from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered.

Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our ordinary shares are listed on The New York Stock Exchange under the trading symbol “APTV.”

Investing in these securities involves certain risks. See “Risk Factors” on page 4 of this prospectus and beginning on page 15 of our annual report on Form 10-K for the year ended December 31, 2023 which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2024

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

It must be distinctly understood that neither the registrar of companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it.

In this prospectus, unless otherwise indicated or the context otherwise requires, “Aptiv,” the “Company,” “we,” “us” and “our” refer to Aptiv PLC, a public limited company which was formed under the laws of Jersey on May 19, 2011 as Delphi Automotive PLC. As the context may require, “we,” “us” and “our” refers only to Aptiv PLC and the subsidiary registrants who may sell securities pursuant to this prospectus from time to time.

i

THE COMPANY

We are a leading global technology and mobility architecture company primarily serving the automotive sector. We deliver end-to-end mobility solutions, enabling our customers’ transition to more electrified, software-defined vehicles. We design and manufacture vehicle components and provide electrical, electronic and active safety technology solutions to the global automotive and commercial vehicle markets, creating the software and hardware foundation for vehicle features and functionality. Our Advanced Safety and User Experience segment is focused on providing the necessary software and advanced computing platforms, and our Signal and Power Solutions segment is focused on providing the requisite networking architecture required to support the integrated systems in today’s complex vehicles. Together, our businesses develop the ‘brain’ and the ‘nervous system’ of increasingly complex vehicles, providing integration of the vehicle into its operating environment.

We are one of the largest vehicle technology suppliers and our customers include the 25 largest automotive original equipment manufacturers (“OEMs”) in the world. We operate 138 major manufacturing facilities and 11 major technical centers utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. We have a presence in 50 countries and have approximately 22,200 scientists, engineers and technicians focused on developing market relevant product solutions for our customers.

We are focused on growing and improving the profitability of our businesses, and have implemented a strategy designed to position us to deliver industry-leading long-term shareholder returns. This strategy includes disciplined investing in our business to grow and enhance our product offerings, strategically focusing our portfolio in high-technology, high-growth spaces in order to meet consumer preferences and leveraging an industry-leading cost structure to expand our operating margins.

Our principal executive offices are located at 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland and our telephone number is 353-1-259-7013. Our register of members is kept at our registered office, which is 13 Castle Street, St. Helier, JE1 1ES, Jersey, Channel Islands.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell the securities or any combination of the securities described in this prospectus, and the selling shareholders may sell our ordinary shares, in one or more offerings. This prospectus provides you with a general description of the securities we and the selling shareholders may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and, as the case may be, the identity of the selling shareholders. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of any offering under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) our Annual Report on Form 10-K for the year ended December 31, 2023;

(b) The portions of our Definitive Proxy Statement on Schedule 14A filed on March  11, 2024 that are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2023;

(c) Amendment No.  1 to our Annual Report on Form 10-K/A for the year ended December 31, 2023, filed on March 28, 2024;

(d) Our Quarterly Report on Form 10-Q for the three months ended March 31, 2024, filed on May 2, 2024;

(e) Our Quarterly Report on Form 10-Q for the three months ended June 30, 2024, filed on August  1, 2024; and

(f) our Current Report on Form 8-K filed on April 26, 2024 and June 11, 2024.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Aptiv PLC

c/o Corporate Secretary

5 Hanover Quay

Grand Canal Dock

Dublin 2, Ireland

353-1-259-7013

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements that reflect, when made, our current views with respect to current events, certain investments and acquisitions and financial performance. Such forward-looking statements are subject to many risks, uncertainties and factors relating to our operations and business environment, which may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. All statements that address future operating, financial or business performance or our strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: global and regional economic conditions, including conditions affecting the credit market; global inflationary pressures; uncertainties created by the conflict between Ukraine and Russia, and its impacts to the European and global economies and our operations in each country; uncertainties created by the conflicts in the Middle East and their impacts on global economies; fluctuations in interest rates and foreign currency exchange rates; the cyclical nature of global automotive sales and production; the potential disruptions in the supply of and changes in the competitive environment for raw material and other components integral to our products, including the ongoing semiconductor supply shortage; our ability to maintain contracts that are critical to our operations; potential changes to beneficial free trade laws and regulations, such as the United States-Mexico-Canada Agreement; changes to tax laws; future significant public health crises; our ability to integrate and realize the expected benefits of recent transactions; our ability to attract, motivate and/or retain key executives; our ability to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of our unionized employees or those of our principal customers; and our ability to attract and retain customers. Additional factors are discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our filings with the Securities and Exchange Commission, including those set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2024. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. It should be remembered that the price of the ordinary shares and any income from them can go down as well as up. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except as may be required by law.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our then most recent Annual Report on Form 10-K, and in any updates to those risk factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing or incorporated by reference in this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling shareholder, we will not receive any of the proceeds from such sale.

DESCRIPTION OF SHARE CAPITAL

The following descriptions are summaries of the material terms of our Articles of Association and Memorandum of Association (as amended, our “Articles of Association” and “Memorandum of Association,” respectively). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Association and Memorandum of Association, which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and applicable law.

Ordinary Shares

As of June 30, 2024, there were 266,704,200 ordinary shares issued and outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of ordinary shares held by non-residents of Jersey.

Our Board may issue authorized but unissued ordinary shares, and the selling shareholders identified in a prospectus supplement may sell ordinary shares, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

Dividend and Liquidation Rights. Holders of ordinary shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our ordinary shares by the Board of Directors out of funds legally available therefor. If, in the future, we declare cash dividends, such dividends will be payable in U.S. dollars. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. Our Board of Directors has the power to declare such interim dividends as it determines. Declaration of a final dividend (not exceeding the amounts proposed by our Board of Directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Voting, Shareholder Meetings and Resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of holders of ordinary shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future. Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the Board of Directors. The quorum required for an ordinary meeting of shareholders consists of shareholders present in person or by proxy who hold or represent between them a majority of the outstanding shares entitled to vote at such meeting.

An ordinary resolution (such as a resolution for the declaration of dividends) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon.

Amendments to Governing Documents. A special resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving any change in authorized capitalization, or a liquidation or winding-up) requires approval of the holders of two-thirds of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special resolution can only be considered if shareholders receive at least fourteen days’ prior notice of the meeting at which such resolution will be considered.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our Articles of Association establish advance notice and related procedures with respect to shareholder proposals and nomination of candidates for election as directors.

Limits on Written Consents. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders.

Transfer of Shares and Notices. Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless the transfer is restricted by applicable securities laws or prohibited by another instrument. Each shareholder of record is entitled to receive at least fourteen days’ prior notice (excluding the day of notice and the day of the meeting) of an ordinary shareholders’ meeting and of any shareholders’ meeting at which a special resolution is to be adopted. For the purposes of determining the shareholders entitled to notice and to vote at the meeting, the Board of Directors may fix a date as the record date for any such determination.

Modification of Class Rights. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Election and Removal of Directors. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect any of our directors who are up for election. All of our directors will be elected at each annual meeting.

Our Board of Directors currently consists of 10 directors. Our Articles of Association state that shareholders may only remove a director for cause. Our Board of Directors has sole power to fill any vacancy occurring as a result of the death, disability, removal or resignation of a director or as a result of an increase in the size of the Board of Directors.

Preferred Shares

We have 50,000,000 authorized preferred shares. As of June 30, 2024, we have no preferred shares issued and outstanding. The Board of Directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders.

When we offer to sell a particular series of preferred shares, we will describe the specific terms of the securities in a supplement to this prospectus. The preferred shares will be issued under a statement of rights relating to each series of preferred shares and they are also subject to our Articles of Association.

Our Board may issue authorized preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

All preferred shares offered will be fully paid and non-assessable. Any preferred shares that are issued may have priority over the ordinary shares with respect to dividend or liquidation rights or both.

The purpose of authorizing the Board of Directors to issue preferred shares and to determine their rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing desirable flexibility in connection with possible equity financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting shares.

Comparison of United States and Jersey Corporate Law

The following discussion is a summary of the material differences between United States and Jersey corporate law relevant to an investment in the ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.

As in most United States jurisdictions, unless approved by a special resolution of our shareholders, our directors do not have the power to take certain actions, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital. Directors of a Jersey corporation, without shareholder approval, in certain instances may, among other things, implement certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors or its shareholders.

As in most United States jurisdictions, the board of directors of a Jersey corporation is charged with the management of the affairs of the corporation. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Jersey law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in United States jurisdictions. Under our Articles of Association, we are required to indemnify every present and former officer of ours out of our assets against any loss or liability incurred by such officer by reason of being or having been such an officer. The extent of such indemnities shall be limited in accordance with the provisions of the Companies (Jersey) Law 1991, as amended.

In most United States jurisdictions, the Board of Directors is permitted to authorize share repurchases without shareholder consent. Jersey law does not permit share repurchases without shareholder consent. However, our Articles of Association permit our Board of Directors to convert any of our shares that we wish to purchase into redeemable shares, and thus effectively allow our Board of Directors to authorize share repurchases (which shall be effected by way of redemption) without shareholder consent, consistent with the practice in most United States jurisdictions.

Listing

Our ordinary shares are listed on the NYSE under the symbol “APTV.” We will describe the listing of any series of preferred shares in the prospectus supplement for such series.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the ordinary shares is Computershare Trust Company, N.A. The U.S. transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, Attention: Client Administration. Computershare Investor Services (Jersey) Limited is the transfer agent and registrar for the ordinary shares in Jersey and its address is 13 Castle Street, St Helier, Jersey JE1 1ES.

The transfer agent for each series of preferred shares will be described in the prospectus supplement for such series.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF DEBT SECURITIES

Aptiv PLC (“Aptiv PLC”), Aptiv Corporation (“Aptiv Corp.”) or Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited) (“AGFDAC”) may offer debt securities, subject to the consent of the Jersey Financial Services Commission, if required. This prospectus describes certain general terms and provisions of the debt securities. When Aptiv PLC, Aptiv Corp. or AGFDAC offer to sell a particular series of debt securities, the specific terms for the securities will be set forth in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

Aptiv PLC’s senior debt securities would be issued under a senior indenture dated as of March 10, 2015, as supplemented, among Aptiv PLC, the guarantors party thereto, Wilmington Trust, National Association, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as registrar, paying agent and authenticating agent (the “Registrar and Paying Agent”). Aptiv PLC’s subordinated indentures would be issued under a subordinated indenture among Aptiv PLC, the guarantors party thereto, the Trustee and the Registrar and Paying Agent.

Aptiv Corp.’s senior debt securities would be issued under a senior indenture dated as of February 14, 2013, as supplemented, among Aptiv Corp., Aptiv PLC, as a guarantor, the other guarantors party thereto, the Trustee and the Registrar and Paying Agent. Aptiv Corp.’s subordinated indentures would be issued under a subordinated indenture among Aptiv Corp., Aptiv PLC, as a guarantor, the other guarantors party thereto, the Trustee and the Registrar and Paying Agent.

AGFDAC’s senior debt securities would be issued under a senior indenture among AGFDAC, Aptiv PLC, as a guarantor, the other guarantors party thereto, the Trustee and the Registrar and Paying Agent.

This prospectus refers to each of Aptiv PLC’s senior indenture, Aptiv PLC’s subordinated indenture, Aptiv Corp.’s senior indenture, Aptiv Corp.’s subordinated indenture and AGFDAC’s senior indenture individually as the “indenture” and collectively as the “indentures.” We refer to Aptiv PLC’s senior indenture, Aptiv Corp.’s senior indenture and AGFDAC’s senior indenture collectively as the “senior indentures” and each individually as a “senior indenture.” We refer to Aptiv PLC’s subordinated indenture and Aptiv Corp.’s subordinated indenture collectively as the “subordinated indentures” and each individually as a “subordinated indenture.”

We have summarized certain terms and provisions of the indentures. The summary is not complete. The indentures have been filed as exhibits to the registration statement of which this prospectus forms a part, which we have filed with the SEC. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The senior indentures and the subordinated indentures are substantially identical, except for the provisions relating to subordination. See “—Subordinated Debt.”

We, Aptiv Corp. or AGFDAC may issue debt securities up to an aggregate principal amount as we, Aptiv Corp. or AGFDAC may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•

if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	whether or not the debt securities will have the benefit of a guarantee or will be co-issued by another entity;

•	the maturity date;

•	the interest payment dates and the record dates for the interest payments;

•	the interest rate, if any, and the method for calculating the interest rate;

•	if other than New York, NY, the place where we will pay principal and interest;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	if other than denominations of $2,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	if other than the principal amount, the portion of principal amount payable upon acceleration of the maturity;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	if the debt securities may be exchangeable for and/or convertible into the ordinary shares of Aptiv PLC or any other security;

•	whether and under what circumstances additional amounts will be paid to a non-U.S. person in respect of any tax, assessment or governmental charge withheld or deducted;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	whether the debt securities will be issued in the form of global notes;

•	any material United States federal income tax consequences;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including events of default, covenants, provisions related to amendments and waivers, transfer and exchange, satisfaction and discharge and defeasance.

The form of indentures filed with the registration statement of which this prospectus forms a part contain certain of these terms, which may be modified in connection with the offering of any debt securities.

Senior Debt

Each of Aptiv PLC, Aptiv Corp. and AGFDAC will issue under its senior indenture the debt securities that will constitute part of the senior debt of such issuer. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of such issuer.

Subordinated Debt

Each of Aptiv PLC and Aptiv Corp. will issue under its subordinated indenture the debt securities that will constitute part of the subordinated debt of such issuer. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the relevant subordinated indenture, to all “senior indebtedness” of such issuer. The specific subordination terms will be set forth in a supplemental indenture to the relevant subordinated indenture and described in the prospectus supplement for the relevant series of debt.

Guarantees

Each prospectus supplement will describe any guarantees of debt securities for the benefit of the series of debt securities to which it relates. Debt securities issued by Aptiv PLC may be guaranteed by any of the subsidiary registrants under the registration statement of which this prospectus forms a part. Debt securities issued by Aptiv Corp. or AGFDAC will be guaranteed by Aptiv PLC and may be guaranteed by any of the subsidiary registrants. The guarantees will be full and unconditional on a joint and several basis. Each of the subsidiary guarantors (the “Guarantors”) is 100% owned by Aptiv PLC.

Concerning the Trustee and the Registrar and Paying Agent

Unless otherwise provided in respect of a series of debt securities, Wilmington Trust, National Association is the Trustee under each indenture and Deutsche Bank Trust Company Americas is the Registrar and Paying Agent with regard to each series of debt securities. The Trustee and its affiliates have engaged in, and may in the future engage in, financial or other transactions with the Company, Aptiv Corp, AGFDAC and the Guarantors and their and our affiliates in the ordinary course of their respective businesses, subject to the Trust Indenture Act of 1939. The Registrar and Paying Agent have engaged in, are currently engaged in, and may in the future engage in financial or other transactions with the issuers and the guarantors and their and our affiliates in the ordinary course of their respective businesses.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF WARRANTS

Aptiv PLC may issue warrants to purchase its debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, subject to the consent of the Jersey Financial Services Commission, if required. Aptiv Corp. may also issue warrants to purchase its debt securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between the issuer of such warrants and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus and such prospectus supplement is being delivered:

•	the issuer and title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies in which the price of such warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

Aptiv PLC may, subject to the consent of the Jersey Financial Services Commission, if required, issue purchase contracts for the purchase or sale of:

•

debt or equity securities issued by Aptiv PLC or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Aptiv Corp. may issue purchase contracts for the purchase or sale of:

•

debt securities issued by Aptiv Corp. or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate the issuer thereof to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. Aptiv PLC or Aptiv Corp., as applicable, may, however, satisfy its obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require the issuer thereof to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. The issuer’s obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under one or more of the indentures.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, subject to the consent of the Jersey Financial Services Commission, if required, Aptiv PLC may issue units consisting of one or more purchase contracts, warrants, debt securities, preferred shares, ordinary shares or any combination of such securities and Aptiv Corp. may issue units consisting of one or more purchase contracts, warrants, debt securities or any combination of such securities. The applicable supplement will describe:

•

the issuer and the terms of the units and of the warrants, debt securities, preferred shares and ordinary shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange or the units.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. Aptiv PLC, Aptiv Corp. or AGFDAC may issue the registered debt securities, warrants and units, as applicable, in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. We understand that under existing industry practices, if Aptiv PLC, Aptiv Corp. or AGFDAC requests any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Aptiv PLC, Aptiv Corp., AGFDAC, the trustees, the warrant agents, the unit agents or any other agent of Aptiv PLC, Aptiv Corp. or AGFDAC, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, Aptiv PLC, Aptiv Corp. or AGFDAC, as applicable, will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of theirs or of Aptiv PLC, Aptiv Corp. or AGFDAC. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the ordinary shares and preferred shares in respect of which this prospectus is being delivered will be passed upon for us by Carey Olsen, Jersey, Channel Islands, and the validity of the debt securities, guarantees, warrants, purchase contracts and units in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Aptiv PLC appearing in Aptiv PLC’s Annual Report on Form 10-K for the year ended December 31, 2023, and the effectiveness of Aptiv PLC’s internal control over financial reporting as of December 31, 2023 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.